Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Gildan Activewear Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the Foyer Mont-Royal, Centre Mont-Royal, 2200 Mansfield Street, Montréal, Québec, Canada, on Thursday, February 9, 2012 at 10:00 a.m., local time, for the purposes of:

(i)	receiving the consolidated financial statements of the Corporation for the fiscal year ended October 2, 2011, together with the auditors’ report thereon;

(ii)	electing nine directors for the ensuing year;

(iii)

considering and, if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule “D” to the accompanying management proxy circular) ratifying the Employee Share Purchase Plan adopted by the Board of Directors of the Corporation on November 30, 2011, the whole as described in the accompanying management proxy circular;

(iv)

considering and, if deemed advisable, approving an advisory resolution (the full text of which is reproduced as Schedule “E” to the accompanying management proxy circular) on the Corporation’s approach to executive compensation;

(v)	appointing auditors for the ensuing year; and

(vi)	transacting such other business as may properly come before the Meeting.

Dated at Montréal, Québec, Canada, December 12, 2011.

By order of the Board of Directors,

Lindsay Matthews
Vice-President, General Counsel
and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc.

MANAGEMENT PROXY CIRCULAR

Table of Contents

SECTION 1 – VOTING AND PROXIES		1	3.2.8	Summary	39
1.1	Solicitation of Proxies	1	SECTION 4 – NORMAL COURSE ISSUER BID		39
1.2	Appointment of Proxy	1	SECTION 5 – RATIFICATION OF NEW EMPLOYEE SHARE PURCHASE PLAN		39
1.3	Revocation of Proxy	1	5.1	Background and Objectives of the Global Plan	40
1.4	Exercise of Discretion by Proxies	1	5.2	Summary of Global Plan	40
1.5	Voting Shares and Principal Holders Thereof	2	5.2.1	Eligibility	40
1.6	Non-Registered Shareholders	2	5.2.2	Contributions and Purchases of Shares	40
SECTION 2 – BUSINESS OF THE MEETING		3	5.2.3	Dividends	40
2.1	Election of Directors	3	5.2.4	Retention of Purchased Shares	40
2.1.1	Nomination Process	3	5.2.5	Administration of the Global Plan	41
2.1.2	Nominees	3	5.2.6	Quantitative Limitations of the Global Plan	41
2.1.3	Stock Options to Directors Discontinued in 2001	8	5.2.7	Amendment, Suspension or Termination of the Global Plan	41
2.1.4	No Common Directorships	8	5.2.8	Change or Termination of the Global Plan with Respect to a Participant	42
2.1.5	Majority Voting Policy	9	5.2.9	Rights Non-Assignable	42
2.2	Appointment of Auditors	9	5.3	Approval of the Resolution	42
SECTION 3 – DISCLOSURE OF COMPENSATION		10	SECTION 6 – APPROVAL OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION		42
3.1	Remuneration of Directors	10	SECTION 7 – OTHER INFORMATION		43
3.1.1	Annual Retainers and Attendance Fees	10	7.1	Indebtedness of Directors and Senior Executives	43
3.1.2	Director Share Ownership Policy	11	7.2	Statement of Corporate Governance Practices	43
3.1.3	Deferred Share Unit Plan	11	7.3	Additional Information	43
3.1.4	Total Compensation of Outside Directors	13	7.4	Shareholder Proposals for 2012 Annual Meeting	43
3.2	Compensation of Senior Executives	13	7.5	Approval of Management Proxy Circular	43
3.2.1	Determining Compensation	13	SCHEDULE “A” – STATEMENT OF CORPORATE GOVERNANCE PRACTICES		44
3.2.2	Compensation Discussion & Analysis	15	SCHEDULE “B” – MANDATE OF THE BOARD OF DIRECTORS		57
3.2.3	Summary Compensation Table	28	SCHEDULE “C” – EQUITY INCENTIVE PLAN		60
3.2.4	Compensation of the President and Chief Executive Officer	29	SCHEDULE “D” – RATIFICATION OF THE EMPLOYEE SHARE PURCHASE PLAN		63
3.2.5	Compensation for Other Named Executive Officers	32	SCHEDULE “E” – ADVISORY VOTE ON EXECUTIVE COMPENSATION		64
3.2.6	Employment and Change of Control Agreements	34
3.2.7	Performance Graph	37

Except as otherwise indicated, the information contained herein is given as of December 12, 2011. Although Gildan Activewear Inc. has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts have historically been and are still described herein in Canadian dollars. For this reason, among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.

SECTION 1 – VOTING AND PROXIES

1.1	Solicitation of Proxies

This management proxy circular (the “Circular”) is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the “Corporation” or “Gildan”) of proxies to be used at the annual meeting of shareholders of the Corporation to be held on Thursday, February 9, 2012 (the “Meeting”), at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.

1.2	Appointment of Proxy

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation.

Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

1.3	Revocation of Proxy

A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either: (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation shall be executed by a duly authorized officer or attorney thereof.

1.4	Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Corporation (the “Board of Directors” or the “Board”) as directors, FOR the resolution (as set out in Schedule “D”) to ratify the Employee Share Purchase Plan adopted by the Board of Directors on November 30, 2011, FOR the approval of an advisory resolution (as set out in Schedule “E”) on the Corporation’s approach to executive compensation, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

1.5	Voting Shares and Principal Holders Thereof

As of December 12, 2011, there were 121,498,168 common shares of the Corporation (the “Common Shares”) issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.

Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montréal time, on December 12, 2011, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting (the “Record Date”), will be entitled to exercise the voting rights attaching to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of December 12, 2011, there was an aggregate of 121,498,168 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation, as at December 12, 2011, is Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC, which, together with its affiliates, owns approximately 12.5 million Common Shares, representing approximately 10.3% of the voting rights attached to all Common Shares.

1.6	Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her Common Shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada) for this purpose. Non-Registered Holders will either:

(a)

Typically be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

Less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.

SECTION 2 – BUSINESS OF THE MEETING

2.1	Election of Directors

The articles of the Corporation provide that the Board of Directors shall consist of not less than five and not more than twelve directors. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently members of the Board of Directors and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

2.1.1	Nomination Process

The process to nominate the Corporation’s directors, including the Board skills matrix and the evergreen list of potential directors, is described under the heading “Director Selection” in the Statement of Corporate Governance Practices in Schedule “A” to this Circular. The Board has also adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, directors who reach the age of 72 will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the subsequent annual meeting of shareholders.

2.1.2	Nominees

The following charts provide information on the nominees proposed for election to the Board of Directors. Included in these charts is information relating to the directors’ Board Committee memberships, meeting attendance, principal directorships with other organizations, areas of expertise and equity ownership in the Corporation. One of Gildan’s current directors, the Chairman of the Board, Mr. Robert M. Baylis, will be retiring from the Board having reached the mandatory retirement age pursuant to the Board’s formal retirement policy. Mr. Baylis will therefore not be standing for re-election. The Board has fixed at nine the number of directors to be elected at the Meeting. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually. In addition, the Corporation has adopted a majority voting policy as described in Section 2.1.5 below.

WILLIAM D. ANDERSON

Born in 1949
Toronto, Ontario, Canada
Director since May 2006
Independent[1]

Areas of Expertise:
- Finance
- Accounting
- Human resources
- International business and markets

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada's largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson is also Chairman of the Board of Nordion Inc., formerly known as MDS Inc. (global life sciences company) and serves on the board of directors of TransAlta Corporation (power generation and energy marketing firm), where he is also Chairman of the Audit and Risk Committee. He also serves on the board of directors of Sun Life Financial Inc., an international financial services organization. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario.[14]

Board/Committee Membership	**Attendance[2]**		**Principal Board Memberships**
Board of Directors[3]	9/9	100%	- TransAlta Corporation – Power generation and energy marketing firm[13]
Chair of the Audit and Finance Committee	5/5	100%	- Nordion Inc. – Global life sciences company[13]
Member of the Compensation and Human Resources Committee	5/5	100%	- Sun Life Financial Inc. – International financial services organization[13]

Securities Held

As at	*Common Shares[4]*	*DSUs[5]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[6]*	*Minimum Shareholding Requirement[7]*	*Meets Requirement*
Dec. 12, 2011	15,000	8,511.69	23,511.69	$466,942		
Dec. 15, 2010	12,000	6,474.43	18,474.43	$545,550	US$330,000	Yes
Dec. 14, 2009	12,000	4,803.81	16,803.81	$398,586		

Options Held[8]

Date Granted	*Number*	*Exercise Price[9]*	*Total Unexercised*	*Value of Options Unexercised[10]*
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership[15]

Common Shares	*DSUs*	*Options*
3,000	2,037.26	-

GLENN J. CHAMANDY

Born in 1961
Montréal, Québec, Canada
Director since May 1984
Not Independent (Management)

Areas of Expertise:
- Apparel and textile
- Manufacturing
- Cotton and yarn
- Sales and marketing

Glenn J. Chamandy is one of the founders of the Corporation and has devoted his entire career to building Gildan into an industry leader.

Board/Committee Membership	**Attendance[2]**		**Principal Board Memberships**
Board of Directors	9/9[11]	100%	None

Securities Held

As at	*Common Shares[4]*	*DSUs[5]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[6]*	*Minimum Shareholding Requirement[7]*	*Meets Requirement*
Dec. 12, 2011	9,828,419 [12]	Nil	9,828,419 [12]	$195,192,401		
Dec. 15, 2010	9,823,033	Nil	9,823,033	$290,074,164	$4,694,352	Yes
Dec. 14, 2009	10,056,000	Nil	10,056,000	$238,528,320		

Options Held[8]

Date Granted	*Number*	*Exercise Price[9]*	*Total Unexercised*	*Value of Options Unexercised[10]*
Oct. 3, 2011	107,079	$27.20	107,079	$0
Oct. 4, 2010	29,283	$28.64	29,283	$0
Oct. 5, 2009	40,036	$20.12	40,036	$0
Oct. 5, 2009	409,711	$22.13	409,711	$0
Oct. 6, 2008	22,505	$23.49	22,505	$0
Oct. 1, 2007	15,046	$39.39	15,046	$0
Oct. 2, 2006	21,700	$27.17	21,700	$0

Net Change in Equity Ownership[15]

Common Shares	*DSUs*	*Options*
5,386	-	107,079

RUSSELL GOODMAN

Born in 1953
Mont Tremblant, Québec, Canada
Director since December 2010
Independent[1]

Areas of Expertise:

- Finance
- Accounting
- Mergers and acquisitions

Russell Goodman is a corporate director. From 1998 to June 2011, Mr. Goodman was a senior partner of PricewaterhouseCoopers LLP, where he served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montreal office, and Canadian Managing Partner of the Transactions business. Prior to the formation of PricewaterhouseCoopers in 1998, Mr. Goodman served for twenty-one years with Price Waterhouse LLP, including eleven years as a partner. Mr. Goodman is a member of the board of directors of Forth Ports Limited, which owns and operates major sea and container ports in the United Kingdom, and is also a member of the board of directors of Whistler Blackcomb Holdings Inc. (North America's largest ski resort), where he is also Chair of the Audit Committee and a member of the Compensation Committee. Mr. Goodman is, as well, a member of the Independent Review Committee of Investors Group Inc. (mutual funds). He also serves on a number of advisory and not-for-profit boards, including the Pointe-à-Callière Foundation, where is Chairman of the Board. He previously served as President of the Canadian Club of Montreal. He is a Fellow of the Order of Chartered Accountants of Quebec and is certified by the Institute of Corporate Directors. Mr. Goodman was educated at McGill University.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors	7/7	100%	- Whistler Blackcomb Holdings Inc. - Ski resort[13]
Member of the Audit and Finance Committee	2/2	100%	- Forth Ports Limited - Port operator
Member of the Corporate Governance Committee	3/3	100%	

Securities Held

As at	*Common Shares*[4]	*DSUs*[5]	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs*[6]	*Minimum Shareholding Requirement*[7]	*Meets Requirement*
Dec. 12, 2011	6,000	2,066.65	8,066.65	$160,204	US$330,000	No[16]
Dec. 15, 2010	1,000	Nil	1,000.00	$29,530		

Options Held[8]

Date Granted	*Number*	*Exercise Price*[9]	*Total Unexercised*	*Value of Options Unexercised*[10]
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership[15]

Common Shares	*DSUs*	*Options*
5,000	2,066.65	-

GEORGE HELLER

Born in 1948
Toronto, Ontario, Canada
Director since December 2009
Independent[1]

Areas of Expertise:

- Retail
- Sales and marketing
- Manufacturing and product development
- Human resources

George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson's Bay Company, Canada's largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson's Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada (discount department stores), President, North America & Europe of Bata Industries Ltd. (international footwear manufacturer) and Executive Vice-President of Woodward's Department Stores (department store chain). Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games. Mr. Heller currently serves as President of the Commonwealth Games of Canada Foundation (a fundraising organization for amateur athletes) and is a member of its board of directors. Mr. Heller also serves on the board of the Asia Pacific Foundation of Canada, a not-for-profit think-tank on Canada's relations with Asia, where he is Chair of the Investment Committee. Mr. Heller has acted since 2008 as Honorary Consul General of Thailand and as Honorary Trade Advisor to the Government of Thailand since 2000. Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors	9/9	100%	- Asia Pacific Foundation of Canada – Think-tank on Canada-Asia relations
Member of the Audit and Finance Committee	5/5	100%	- Commonwealth Games of Canada Foundation – Fundraiser for amateur athletes
Member of the Compensation and Human Resources Committee	5/5	100%	

Securities Held

As at	*Common Shares*[4]	*DSUs*[5]	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs*[6]	*Minimum Shareholding Requirement*[7]	*Meets Requirement*
Dec. 12, 2011	4,000	8,126.41	12,126.41	$240,831		
Dec. 15, 2010	2,000	3,753.48	5,753.48	$169,900	US$330,000	No[16]
Dec. 14, 2009	Nil	Nil	Nil	Nil		

Options Held[8]

Date Granted	*Number*	*Exercise Price*[9]	*Total Unexercised*	*Value of Options Unexercised*[10]
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership[15]

Common Shares	*DSUs*	*Options*
2,000	4,372.93	-

SHEILA O'BRIEN

Born in 1947
Calgary, Alberta, Canada
Director since June 2005
Independent[1]

Areas of Expertise:
- Human resources
- Public and government affairs

Sheila O'Brien, CM, is President of Belvedere 1 Investments Ltd., and serves as a business advisor and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations in Canada, the United States and Europe. Prior to 2004, Ms. O'Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a worldwide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations, and was awarded the Order of Canada for her community leadership in 1998. Ms. O'Brien also serves on the board of directors of MaRS (Medical and Related Sciences where she is Chair of the Human Resources and Corporate Governance Committee and she serves on the board of Advantage Energy Corporation, a Calgary-based oil and gas company. In addition to her corporate career, she has acted as a special advisor to the president at the University of Calgary. Ms. O'Brien is the co-author of two books "An Extraordinary West – A Narrative Exploration of Western Canada's Future" published in November 2010, and "Catching a Rising Tide: A Western Energy Vision for Canada" published in November 2011. She is a graduate of the MTC program at the University of Western Ontario, and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors	9/9	100%	- Advantage Oil & Gas Ltd. – Oil and natural gas company[13]
Chair of the Corporate Governance Committee	4/4	100%	- MaRS – Biotechnology accelerator
Member of the Compensation and Human Resources Committee	5/5	100%	

Securities Held

As at	*Common Shares[4]*	*DSUs[5]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[6]*	*Minimum Shareholding Requirement[7]*	*Meets Requirement*
Dec. 12, 2011	10,000	16,519.42	26,519.42	$526,676		
Dec. 15, 2010	10,000	12,921.28	22,921.28	$676,865	US$330,000	Yes
Dec. 14, 2009	10,000	10,322.54	20,322.54	$482,051		

Options Held[8]

Date Granted	*Number*	*Exercise Price[9]*	*Total Unexercised*	*Value of Options Unexercised[10]*
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership[15]

Common Shares	*DSUs*	*Options*
-	3,598.14	-

PIERRE ROBITAILLE

Born in 1943
St-Lambert, Québec, Canada
Director since February 2003
Independent[1]

Areas of Expertise:
- Finance
- Accounting

Pierre Robitaille is a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering and construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the board of directors and is the Chair of the Audit Committee of Nav Canada, a civil air navigation services provider. Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-Montreal and McGill University Business School.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors	9/9	100%	- Nav Canada – Civil air navigation services provider[13]
Member of the Audit and Finance Committee	5/5	100%	
Member of the Corporate Governance Committee	4/4	100%	

Securities Held

As at	*Common Shares[4]*	*DSUs[5]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[6]*	*Minimum Shareholding Requirement[7]*	*Meets Requirement*
Dec. 12, 2011	20,000	8,471.82	28,471.82	$565,450		
Dec. 15, 2010	20,000	6,600.32	26,600.32	$785,507	US$330,000	Yes
Dec. 14, 2009	20,000	5,115.32	25,115.32	$595,735		

Options Held[8]

Date Granted	*Number*	*Exercise Price[9]*	*Total Unexercised*	*Value of Options Unexercised[10]*
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership[15]

Common Shares	*DSUs*	*Options*
-	1,871.50	-

JAMES R. SCARBOROUGH

Born in 1950
Wolfeboro, New Hampshire, United States
Director since December 2009
Independent[1]

Areas of Expertise:

- Retail
- Sales and marketing
- Human resources

James R. Scarborough has had a career as a business leader in the retail industry that spans over thirty-eight years. Mr. Scarborough retired in June 2010 as Chairman of the Board of Stage Stores, Inc., a U.S.-based specialty department store retailer that operates over 780 department stores in thirty-nine states under five banners: Bealls, Goody's, Palais Royal, Peebles, and Stage. Mr. Scarborough joined Stage Stores in 2000 as its President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including President and Chief Executive Officer of Busy Body, Inc., a specialty retailer of premium fitness equipment, and Seattle Lighting, Inc., a supplier of lighting fixtures to the homebuilder, commercial and retail markets, as well as President and Chief Operating Officer of Enstar Specialty Retail, Inc., a footwear and women's apparel retailer, and its subsidiary AMRET, Inc. Mr. Scarborough began his retail career in 1972, at Filene's of Boston, a division of Federated Department Stores. Mr. Scarborough also serves on the board of directors and is Chair of the Compensation Committee of Charming Charlie, Inc., a women's fashion accessories house. Mr. Scarborough was educated at St. Michael's College in Vermont, United States.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors	9/9	100%	- Charming Charlie, Inc. – Women's fashion accessories house
Member of the Corporate Governance Committee	4/4	100%	
Member of the Compensation and Human Resources Committee	4/5	80%	

Securities Held

As at	*Common Shares[4]*	*DSUs[5]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[6]*	*Minimum Shareholding Requirement[7]*	*Meets Requirement*
Dec. 12, 2011	9,000	7,825.13	16,825.13	$334,147		
Dec. 15, 2010	9,000	3,554.00	12,554.00	$370,720	US$330,000	Yes
Dec. 14, 2009	Nil	Nil	Nil	Nil		

Options Held[8]

Date Granted	*Number*	*Exercise Price[9]*	*Total Unexercised*	*Value of Options Unexercised[10]*
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership[15]

Common Shares	*DSUs*	*Options*
-	4,271.13	-

RICHARD P. STRUBEL

Born in 1939
Chicago, Illinois, United States
Director since February 1999
Independent[1]

Areas of Expertise:

- International business and markets
- Human resources

Richard P. Strubel is a corporate director. Prior to 2008, he was Vice-Chairman of the Board of Cardean Learning Group (formerly known as Unext), a provider of advanced education over the Internet, where from 1999 to 2004 he served as President and Chief Operating Officer. From 1990 to 1999, Mr. Strubel was Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. Prior to that, Mr. Strubel served as President of Northwest Industries, then a NYSE-listed company, which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the board of directors of the Mutual Funds of Goldman Sachs & Co. and is Chairman of the Board of the Northern Funds of Northern Trust. Mr. Strubel is also Trustee of the University of Chicago. Mr. Strubel was educated at Williams College and Harvard Business School.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors	9/9	100%	- Mutual Funds of Goldman Sachs & Co. – Mutual funds
Chair of the Compensation and Human Resources Committee	5/5	100%	- Northern Funds of Northern Trust – Mutual funds
Member of the Audit and Finance Committee	5/5	100%	

Securities Held

As at	*Common Shares[4]*	*DSUs[5]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[6]*	*Minimum Shareholding Requirement[7]*	*Meets Requirement*
Dec. 12, 2011	25,397	8,251.89	33,648.89	$668,267		
Dec. 15, 2010	51,508	6,382.01	57,890.01	$1,709,492	US$330,000	Yes
Dec. 14, 2009	47,528	4,897.01	52,425.01	$1,243,521		

Options Held[8]

Date Granted	*Number*	*Exercise Price[9]*	*Total Unexercised*	*Value of Options Unexercised[10]*
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership[15]

Common Shares	*DSUs*	*Options*
(26,111)	1,869.88	(9,176.00)

GONZALO F. VALDES-FAULI

Born in 1946
Key Biscayne, Florida, United States
Director since October 2004
Independent[1]

Areas of Expertise:

- Finance
- International business and markets

Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (major UK-based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group Chief Executive Officer, Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross Shield of Florida (health insurance provider), and was Chairman of the Board of Republic Bank of Dominican Republic (financial services provider) until November 2007. He is Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master's Degree in international finance from Thunderbird Graduate School for International Management.

Board/Committee Membership	Attendance[2]		Principal Board Memberships
Board of Directors	9/9	100%	- Blue Cross Shield of Florida – Health insurance provider
Member of the Audit and Finance Committee	4/5	80%	- BroadSpan Capital LLC – Investment banking firm
Member of the Corporate Governance Committee	4/4	100%	

Securities Held

As at	*Common Shares[4]*	*DSUs[5]*	*Total Common Shares and DSUs*	*Total Market Value of Common Shares and DSUs[6]*	*Minimum Shareholding Requirement[7]*	*Meets Requirement*
Dec. 12, 2011	26,420	9,413.38	35,833.38	$711,651		
Dec. 15, 2010	26,420	7,534.91	33,954.91	$1,002,688	US$330,000	Yes
Dec. 14, 2009	26,420	6,049.91	32,469.91	$770,186		

Options Held[8]

Date Granted	*Number*	*Exercise Price[9]*	*Total Unexercised*	*Value of Options Unexercised[10]*
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership[15]

Common Shares	*DSUs*	*Options*
-	1,878.47	-

(1)

“Independent” refers to the standards of independence established under Section 303A(2) of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)

In addition to attending all meetings of the Board and its Committees on which they sit, directors are encouraged to attend and, in practice, do attend other Committee meetings. Directors are not paid additional fees for such attendance.

(3)

Following the retirement of the Chairman of the Board, Robert M. Baylis, in February 2012, the Board intends to appoint William D. Anderson as Chairman of the Board. See the Section entitled “Board Succession Planning” in the Statement of Corporate Governance Practices in Schedule “A” to this Circular.

(4)

“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the director, as at December 12, 2011, December 15, 2010 and December 14, 2009, respectively.

(5)	“DSUs” (as defined in Section 3.1.3) refers to the number of deferred share units held by the director as at December 12, 2011, December 15, 2010 and December 14, 2009, respectively.
(6)

“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of December 12, 2011 ($19.86), December 15, 2010 ($29.53) and December 14, 2009 ($23.72), respectively, by the number of Common Shares and deferred share units held as at December 12, 2011, December 15, 2010 and December 14, 2009.

(7)

See Section 3.1.2 entitled “Director Share Ownership Policy”. For Glenn J. Chamandy’s minimum requirement as President and Chief Executive Officer, see Section 3.2.2.2 entitled “Executive Share Ownership Policy” and Section 3.2.4.2 entitled “Shareholding Requirement for the Chief Executive Officer”.

(8)	Options held as at December 12, 2011. Since December 2001, no options have been granted to non-employee directors. See Section 2.1.3 entitled “Stock Options to Directors Discontinued in 2001”.
(9)	“Exercise Price” is the closing price of the Common Shares on the TSX the day prior to the grant date.
(10)

“Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 12, 2011 ($19.86) and the exercise price of the options, multiplied by the number of unexercised options held as at December 12, 2011.

(11)	Glenn J. Chamandy is not a member of the Board Committees. He attends Committee meetings as a non-voting participant at the invitation of the Committee Chairs.
(12)	Of the Common Shares, 9,750,000 are currently registered in the name of Windermere Bank & Trust Ltd.
(13)	Publicly-traded company.
(14)

After having been advised that William D. Anderson is simultaneously serving on the audit committees of two other public companies, the Board determined that such simultaneous service did not impair his ability to effectively serve on the Audit and Finance Committee of the Board.

(15)	“Net Change in Equity Ownership” refers to the change in ownership of Common Shares, deferred share units and options from December 15, 2010 to December 12, 2011.
(16)

George Heller and Russell Goodman, who were appointed to the Board in December 2009 and December 2010, respectively, each have a period of five years to meet the minimum shareholding requirement. See Section 3.1.2 entitled “Director Share Ownership Policy”.

2.1.3	Stock Options to Directors Discontinued in 2001

Since December 2001, as a matter of corporate policy, the Board discontinued all grants of options to non-employee directors. From 1998 to 2001, under the Corporation’s stock option plan then in effect, Common Share option grants were made to non-employee directors as a part of their compensation. In May 2006, the Board of Directors formally amended the Corporation’s Long Term Incentive Plan to exclude non-employee directors as eligible participants.

2.1.4	No Common Directorships

As at December 12, 2011, no members of the Board of Directors served together on any outside boards.

To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy whereby Board members are prohibited from serving together as directors on any outside boards of publicly-traded companies, unless authorized by the Board, in its discretion.

2.1.5	Majority Voting Policy

The Board of Directors has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her nomination will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will make its final decision and announce it in a press release within ninety days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

2.2	Appointment of Auditors

KPMG LLP (“KPMG”), chartered accountants, have served as auditors of the Corporation since fiscal 1996. In fiscal 2011, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Corporation, the Corporation retained KPMG to provide various audit, audit-related, and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two fiscal years were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were $1,752,531 for fiscal 2011 and $1,500,608 for fiscal 2010. These services consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements and the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Corporation for compliance with the requirements of International Financial Reporting Standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Corporation’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Corporation’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $418,610 for fiscal 2011 and $786,003 for fiscal 2010. These services consisted of due diligence services relating to actual and potential acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were $795,810 for fiscal 2011 and $416,780 for fiscal 2010. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for both fiscal 2011 and fiscal 2010.

All fees paid and payable by the Corporation to KPMG in fiscal 2011 were pre-approved by the Corporation’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit and Finance Committee and fixed by the Board.

SECTION 3 – DISCLOSURE OF COMPENSATION

3.1	Remuneration of Directors

The Corporation’s director compensation program is designed (i) to attract and retain the most qualified individuals to serve on the Corporation’s Board of Directors and its Committees, (ii) to align the interests of the directors with the long-term interests of the Corporation’s shareholders, and (iii) to provide appropriate compensation for the risks and responsibilities related to being an effective director.

The amount and form of non-employee director compensation is reviewed annually by the Corporate Governance Committee and, every second year, the Corporate Governance Committee engages an independent advisor to provide advice on non-employee director compensation. In that regard, in fiscal 2010, the Corporate Governance Committee retained Mercer (Canada) Limited (“Mercer”) to review the compensation of non-employee directors.

Mercer benchmarked the Corporation’s director compensation structure against market compensation data gathered from the same Proxy Reference Group (as defined in Section 3.2.2.3) used to benchmark executive compensation (see Section 3.2.2.3 entitled “Benchmarking Practices”), as well as North American organizations of comparable revenue size. Based on the results of this benchmarking study, the Corporate Governance Committee recommended, and the Board of Directors approved, an adjustment to non-employee directors’ compensation to market-competitive levels, effective January 1, 2011. Prior to 2011, Gildan’s director compensation structure was benchmarked against market compensation data gathered from North American organizations of comparable size, as well as the broader market (i.e. Mercer’s U.S. mid-size 150 companies and S&P/TSX index companies).

3.1.1	Annual Retainers and Attendance Fees

Annual retainers and attendance fees are paid to the members of the Board of Directors who are not employees or officers of the Corporation (“Outside Directors”) on the following basis (all amounts are in U.S. dollars):

Type of Compensation	Annual Compensation Effective from October 5, 2009 to December 31, 2010 (US$)	Annual Compensation Effective as of January 1, 2011 (US$)
Board Chair Retainer	200,000 (1)	260,000 (2)
Board Retainer	70,000 (3)	110,000 (3)(4)
Committee Chair Retainer - Audit and Finance - Compensation and Human Resources - Corporate Governance	20,000 (5) 15,000 9,000	20,000 (5) 15,000 9,000
Committee Member Retainer - Audit and Finance - Compensation and Human Resources - Corporate Governance	5,000 5,000 5,000	Nil Nil Nil
Meeting Attendance Fees - Board meeting - Committee meeting - Annual shareholders’ meeting	1,250 1,250 1,250	1,500 (6) 1,500 (6) 1,500 (6)

(1)	Includes the Board retainer.
(2)

Includes the Board and Committee retainers and meeting attendance fees. US$100,000 of the Board Chair retainer is paid in deferred share units, irrespective of whether the Board Chair has met the minimum share requirements. See Section 3.1.2 entitled “Director Share Ownership Policy”.

(3)	US$40,000 of the Board retainer is paid in deferred share units irrespective of whether a director’s minimum share ownership requirement has been met.
(4)	Includes Committee member retainers. US$60,000 of the Board retainer is paid in deferred share units irrespective of whether a director’s minimum share ownership requirement has been met.
(5)	US$5,000 of the Audit and Finance Committee Chair retainer is paid in deferred share units, irrespective of whether the Committee Chair has met the minimum share requirements.
(6)	All Outside Directors are paid meeting attendance fees except for the Board Chair, whose meeting attendance fees are included in the Board Chair retainer.

For a summary of the total compensation earned by each Outside Director during the fiscal year ended October 2, 2011, please refer to Section 3.1.4 entitled “Total Compensation of Outside Directors”. The President and Chief Executive Officer is the only executive director of the Corporation and is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or Committee meetings and the annual shareholders’ meeting.

3.1.2	Director Share Ownership Policy

The Board of Directors believes that the economic interests of directors should be aligned with those of the Corporation’s shareholders. To achieve this, the Board has adopted a formal share ownership policy (the “Director Share Ownership Policy”) pursuant to which each Outside Director is expected to establish, over a period of five years, ownership of an amount of Common Shares and/or deferred share units which is equivalent in value to three times the annual Board retainer (based on the market value of the Common Shares on the New York Stock Exchange (the “NYSE”)), and subsequently maintain such minimum ownership position for the duration of his or her tenure as a director.

Furthermore, the Corporation’s Insider Trading Policy prohibits all insiders of the Corporation, including directors, from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider.

3.1.3	Deferred Share Unit Plan

The Corporation has adopted a deferred share unit plan (the “DSUP”) for the Outside Directors to assist them in meeting the requirements of the Director Share Ownership Policy. The DSUP became effective as of the first quarter of fiscal 2005.

Prior to January 1, 2011, under the then applicable annual retainers and attendance fees, each Outside Director received deferred share units (“DSUs”) valued on an annual basis at US$40,000 based on the value of the Common Shares on the NYSE at the time of grant, out of a total annual Board retainer fee of US$70,000. Since January 1, 2011, Outside Directors have received DSUs valued on an annual basis at US$60,000 out of a total annual Board retainer fee of US$110,000. In addition, the Audit and Finance Committee Chair receives DSUs valued on an annual basis at US$5,000 out of a total annual retainer fee of US$20,000. See Section 3.1 entitled “Remuneration of Directors”.

Under the DSUP, the portion of the retainers paid in DSUs is payable quarterly, even if the Outside Director has achieved the minimum shareholding requirement under the Director Share Ownership Policy. In addition, Outside Directors may elect to receive in the form of DSUs the remaining balance of the fees payable in respect of serving as a director. Under the DSUP, Outside Directors are granted, as of the last day of each fiscal quarter of the Corporation, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU, which is the average of the closing prices of the Common Shares on the NYSE for the five trading days immediately preceding the last day of each fiscal quarter of the Corporation. DSUs granted under the DSUP will be redeemable, and the value thereof payable, only after the director ceases to act as a director of the Corporation. Furthermore, the DSUP provides that Outside Directors will be credited with additional DSUs whenever cash dividends are paid on the Common Shares. The number of additional DSUs credited to an Outside Director in connection with the payment of dividends is based on the actual amount of cash dividends that would have been paid to the Outside Director had his or her DSUs been Common Shares at the payment date.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding for each Outside Director as at the fiscal year ended October 2, 2011:

	Option-Based Awards					Share-Based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(2) ($)	Issuance Date	Number of Shares or Units of Shares That Have Not Vested(1) (#)		Market or Payout Value of Share-Based Awards That Have Not Vested(3) ($)
Robert M. Baylis	Dec. 6, 2001	8,620	5.395	Dec. 5, 2011	187,959	Oct. 2, 2011	2,847.40	(4)	77,449
	-	-	-	-	-	Oct. 3, 2010	1,485.00		40,392
	-	-	-	-	-	Oct. 4, 2009	2,385.75		64,892
	-	-	-	-	-	Oct. 5, 2008	1,157.13		31,474
	-	-	-	-	-	Sep. 30, 2007	1,074.54		29,227
	-	-	-	-	-	Oct. 1, 2006	279.59		7,605
William D. Anderson	-	-	-	-	-	Oct. 2, 2011	2,037.26	(4)	55,413
	-	-	-	-	-	Oct. 3, 2010	1,670.62		45,441
	-	-	-	-	-	Oct. 4, 2009	2,385.75		64,892
	-	-	-	-	-	Oct. 5, 2008	1,157.13		31,474
	-	-	-	-	-	Sep. 30, 2007	1,074.54		29,227
	-	-	-	-	-	Oct. 1, 2006	186.39		5,070
Russell Goodman	-	-	-	-	-	Oct. 2, 2011	2,066.65	(4)	56,213
George Heller	-	-	-	-	-	Oct. 2, 2011	4,372.93	(4)	118,944
	-	-	-	-	-	Oct. 3, 2010	3,753.48		102,095
Sheila O’Brien	-	-	-	-	-	Oct. 2, 2011	3,598.14	(4)	97,869
	-	-	-	-	-	Oct. 3, 2010	2,598.74		70,686
	-	-	-	-	-	Oct. 4, 2009	4,544.84		123,620
	-	-	-	-	-	Oct. 5, 2008	2,104.27		57,236
	-	-	-	-	-	Sep. 30, 2007	2,149.08		58,455
	-	-	-	-	-	Oct. 1, 2006	1,204.12		32,752
	-	-	-	-	-	Oct. 2, 2005	320.23		8,710
Pierre Robitaille	-	-	-	-	-	Oct. 2, 2011	1,871.50	(4)	50,905
	-	-	-	-	-	Oct. 3, 2010	1,485.00		40,392
	-	-	-	-	-	Oct. 4, 2009	2,499.08		67,975
	-	-	-	-	-	Oct. 5, 2008	1,262.12		34,330
	-	-	-	-	-	Sep. 30, 2007	1,074.54		29,227
	-	-	-	-	-	Oct. 1, 2006	279.58		7,605
James R. Scarborough	-	-	-	-	-	Oct. 2, 2011	4,271.13	(4)	116,175
	-	-	-	-	-	Oct. 3, 2010	3,554.00		96,669
Richard P. Strubel	Dec. 6, 2001	9,176	5.395 (0)	Dec. 5, 2011	200,083	Oct. 2, 2011	1,869.88	(4)	50,861
	-	-	-	-	-	Oct. 3, 2010	1,485.00		40,392
	-	-	-	-	-	Oct. 4, 2009	2,385.75		64,892
	-	-	-	-	-	Oct. 5, 2008	1,157.13		31,474
	-	-	-	-	-	Sep. 30, 2007	1,074.54		29,227
	-	-	-	-	-	Oct. 1, 2006	279.59		7,605
Gonzalo F. Valdes-Fauli	-	-	-	-	-	Oct. 2, 2011	1,878.47	(4)	51,094
	-	-	-	-	-	Oct. 3, 2010	1,485.00		40,392
	-	-	-	-	-	Oct. 4, 2009	2,385.75		64,892
	-	-	-	-	-	Oct. 5, 2008	1,157.13		31,474
	-	-	-	-	-	Sep. 30, 2007	1,074.54		29,227
	-	-	-	-	-	Oct. 1, 2006	279.59		7,605
	-	-	-	-	-	Oct. 2, 2005	1,152.90		31,359

(1)

The “Number of Securities Underlying Unexercised Options” and the “Number of Shares or Units of Shares That Have Not Vested” represent all awards of options and DSUs outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year.

(2)

“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (September 30, 2011) of $27.20 and the exercise price of the options, multiplied by the number of unexercised options.

(3)

“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined by multiplying the number of DSUs held at fiscal year-end by the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (September 30, 2011) of $27.20.

(4)

This includes the additional DSUs credited to the Outside Directors on the payment dates of the Corporation’s fiscal 2011 cash dividends on the Common Shares as provided in the DSUP (see Section 3.1.3 entitled “Deferred Share Unit Plan”).

3.1.4	Total Compensation of Outside Directors

The table below reflects in detail the total compensation earned by each Outside Director during the fiscal year ended October 2, 2011 (all amounts are in U.S. dollars):

Name	Fees Earned(1) (US$)		Share-Based Awards(2) (US$)	Option-Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
	Retainer	Attendance
Robert M. Baylis	164,450 (0)	5,000	85,000	-	-	-	-	254,450
William D. Anderson	61,250 (0)	29,000	60,000	-	-	-	-	150,250
Russell Goodman	38,750 (0)	19,500	62,500	-	-	-	-	120,750
George Heller	- (3)	- (3)	131,500	-	-	-	-	131,500
Sheila O’Brien	2,500 (0)	27,500	105,800	-	-	-	-	135,800
Pierre Robitaille	47,500 (0)	27,500	55,000	-	-	-	-	130,000
James R. Scarborough	- (3)	- (3)	128,500	-	-	-	-	128,500
Richard P. Strubel	61,250 (0)	27,500	55,000	-	-	-	-	143,750
Gonzalo F. Valdes-Fauli	47,500 (0)	26,000	55,000	-	-	-	-	128,500

(1)	These amounts represent the portion of the retainer and attendance fees paid in cash to the named Outside Directors.
(2)	These amounts represent the cash value of the portion of the retainer and attendance fees paid in DSUs to the named Outside Directors.
(3)	For fiscal 2011, George Heller and James R. Scarborough elected to receive 100% of their retainer and attendance fees in DSUs.

3.2	Compensation of Senior Executives

3.2.1	Determining Compensation

3.2.1.1	Compensation and Human Resources Committee

Compensation of senior executives of the Corporation and its subsidiaries is recommended to the Board of Directors by the Compensation and Human Resources Committee. During the most recently completed fiscal year, the Compensation and Human Resources Committee was composed of six directors, all of whom are independent directors, namely Mr. Richard P. Strubel (Chair), Mr. William D. Anderson, Mr. Robert M. Baylis, Mr. George Heller, Ms. Sheila O’Brien, and Mr. James R. Scarborough. None of the members of the Committee is an acting chief executive officer of another company. The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate:

Richard P. Strubel has, during his career, held various senior management positions where he has been responsible for the compensation and human resources departments at various public and private companies. Mr. Strubel also has had extensive experience serving as a board member and currently serves on the board of the Mutual Funds Goldman Sachs & Co. and is Chairman of the Board of the Northern Funds of Northern Trust.

William D. Anderson has had extensive senior management experience, including as chief executive officer and chief financial officer of major public companies where he oversaw the human resources departments. He has also served on the compensation and human resources committees of various publicly-traded companies.

Robert M. Baylis has served on various compensation and human resources committees, including at Host Hotels & Resorts, Inc., New York Life Insurance Company and Covance Inc. Mr. Baylis has also held several senior management positions where the human resources function fell under his responsibility. George Heller has had, during his career as a senior corporate executive, direct reports which have included the vice-presidents of the human resources departments. In the past, Mr. Heller has also served as a director and human resource committee member of large publicly-traded companies.

Sheila O’Brien is a former senior executive at Nova Chemicals Corporation, where her responsibilities included oversight over the human resources function. Ms. O’Brien has over 20 years of executive leadership experience in the areas of human resources, compensation, succession planning, performance management and labour relations. She currently serves as Chair of the Human Resources Committee at MaRS (Medical and Related Sciences) and at the Alberta College of Art and Design.

James R. Scarborough’s lengthy career as a business leader in the retail industry includes serving as Chairman and Chief Executive Officer of Stage Stores, Inc., where he was responsible for the human resources function. Mr. Scarborough also currently serves as Chair of the Compensation Committee for Charming Charlie, Inc, a women’s fashion accessory house.

The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which outlines the Committee’s primary responsibilities. The Committee is responsible for monitoring senior executives’ performance assessment, succession planning and overall compensation. Hence, the Committee recommends the appointment of senior executives, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s senior executives, including recommending their compensation. The Board of Directors, which includes the members of the Compensation and Human Resources Committee, reviews the Chief Executive Officer’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. The Committee also oversees the existence of appropriate human resources systems, policies and compensation structures so that the Corporation can attract, motivate and retain senior executives who exhibit high standards of integrity, competence and performance. In this regard, the Committee recommends to the Board executive compensation methods that tie an appropriate portion of senior executives’ compensation to both the short-term and longer-term performance of the Corporation and that take into account the advantages and risks associated with each compensation method. Finally, the Committee is responsible for developing a compensation philosophy and policy that rewards the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Corporation. The mandate of the Committee is available on Gildan’s website at www.gildan.com.

3.2.1.2	Compensation Consultant

As provided in its mandate, the Compensation and Human Resources Committee has the authority to retain and approve the fees of its consultants.

The Committee retained Mercer, a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“MMC”), beginning in 2005 to assist the Committee in determining compensation for the Corporation’s senior executives and directors.

Executive Compensation-Related Work

During fiscal 2011, the Committee retained Mercer to review the competitiveness and appropriateness of compensation programs for the President and Chief Executive Officer, the Named Executive Officers (as defined in Section 3.2.2.2) and other senior executives of the Corporation, as well as to provide advice on the appropriateness of the 2008 Executive Share Ownership Policy (as defined and further described in Section 3.2.2.2) and employment termination provisions for senior executives. Mercer also provided ad hoc analytical and advisory support on other matters relating to executive compensation.

All Other Work

In addition, the Corporation retained Mercer during fiscal 2011 to provide compensation surveys, advice on the Corporation’s salary structure and compensation policy, as well as pension and benefits due diligence support relating to the Corporation’s acquisition of Gold Toe Moretz Holdings Corp. (“Gold Toe Moretz”). The Compensation and Human Resources Committee is required to pre-approve any services that Mercer or its affiliates provides to the Corporation at the request of management.

The aggregate fees paid to Mercer for executive compensation-related services and all other services provided during fiscal 2011 and fiscal 2010 were as follows:

Type of Fee	Fiscal 2010 Fees	Fiscal 2011 Fees	Percentage of Fiscal 2010 Fees	Percentage of Fiscal 2011 Fees
Executive Compensation- Related Fees	$75,533	$138,780	100%	68%
All Other Fees	$0	$64,925	0%	32%
Total	$75,533	$203,705	100%	100%

Due to the policies and procedures that Mercer and the Compensation and Human Resources Committee have established, the Committee is confident that the advice it receives from the individual executive compensation consultant at Mercer is objective and not influenced by Mercer’s or its affiliates’ relationships with the Corporation. These policies and procedures include:

  The individual consultant receives no incentive or other compensation based on the fees charged to the Corporation for other services provided by Mercer or any of its affiliates;

  The individual consultant is not responsible for selling other Mercer or affiliate services to the Corporation;

  Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the Corporation in rendering his or her advice and recommendations;

  The Committee has the sole authority to retain and terminate the individual consultant;

  The individual consultant has direct access to the Committee without management intervention;

  The Committee evaluates the quality and objectivity of the services provided by the individual consultant each year and determines whether to continue to retain the individual consultant; and

  The Committee has adopted protocols governing if and when the individual consultant’s advice and recommendations can be shared with management.

While the Compensation and Human Resources Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by Mercer.

3.2.2	Compensation Discussion & Analysis

3.2.2.1	Compensation Philosophy and Objectives

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation’s shareholders by:

  Providing the opportunity for total compensation that is competitive with the compensation received by senior executives employed by a group of comparable North American companies;

  Ensuring that a significant proportion of executive compensation is linked to performance through the Corporation’s variable compensation plans; and

  Providing senior executives with long-term equity-based incentive plans, such as stock options and share units, which also help to ensure that senior executives meet or exceed minimum share ownership requirements.

3.2.2.2	Executive Share Ownership Policy

The Board of Directors believes that the economic interests of senior executives should be aligned with those of the Corporation’s shareholders. Consequently, the Board adopted a formal share ownership policy (the “2008 Executive Share Ownership Policy”) pursuant to which each senior executive is expected to own and maintain ownership of a specified amount of Common Shares or restricted share units. Senior executives have five years to meet the requirement, after which they must maintain compliance with the ownership requirement for the duration of their employment with the Corporation.

During fiscal 2011, the Compensation and Human Resources Committee retained the services of Mercer to review the 2008 Executive Share Ownership Policy in the context of general Canadian market and peer group practices. Taking into consideration the results of Mercer’s review, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a number of amendments to the 2008 Executive Share Ownership Policy (as amended, the “2011 Executive Share Ownership Policy”). Under the 2011 Executive Share Ownership Policy, the minimum share ownership requirements have been increased to reflect the fact that the target value of annual awards to be granted to senior executives under the Long Term Incentive Plan (see Section 3.2.2.8 under the heading “Determination of Grants”) beginning in fiscal 2012 has been increased. Furthermore, share ownership requirements have been eliminated for vice-presidents, in line with practices among organizations in Gildan’s Proxy Reference Group (as defined in Section 3.2.2.3) and the general market. Finally, the 2011 Executive Share Ownership Policy no longer has a fixed share requirement and now expresses minimum ownership requirements as a multiple of base salary only, in order to simplify administration of the Policy.

The following table sets forth the ownership requirements by executive level under both the 2008 Executive Share Ownership Policy and the 2011 Executive Share Ownership Policy:

Executive Level	2008 Executive Share Ownership Policy(1)		2011 Executive Share Ownership Policy
	Multiple of Base Salary	Fixed Share Requirement(2)	Multiple of Base Salary
President and Chief Executive Officer	5 x Base Salary	147,400	6 x Base Salary
Chief Financial and Administrative Officer	3 x Base Salary	55,700	3 x Base Salary
Executive Vice-Presidents	2 x Base Salary	20,800	3 x Base Salary
Senior Vice-Presidents	N/A	N/A	1.5 x Base Salary
Vice-Presidents	1 x Base Salary	6,800	N/A

(1)

Under the 2008 Executive Share Ownership Policy, senior executives were expected to own and maintain ownership of an amount of Common Shares (or restricted share units) which was the lesser of a multiple of base salary or a fixed share requirement.

(2)	The value of the fixed share requirement under the 2008 Executive Share Ownership Policy was calculated based on a per share value of $25.00.

Executives who are subject to the 2011 Executive Share Ownership Policy are expected to not sell Common Shares acquired under Gildan’s Long Term Incentive Plan until the share ownership requirement is achieved, except as required to cover the tax liability associated with the vesting of restricted share units or the exercise of stock options.

In addition, pursuant to the Corporation’s Insider Trading Policy, senior executives and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such senior executive as compensation or held directly or indirectly by the senior executive.

The table below summarizes the share ownership levels for each of the chief executive officer, the chief financial officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) at the 2011 fiscal year-end. All of these Named Executive Officers are currently in compliance with the ownership requirement of the 2011 Executive Share Ownership Policy.

Name	Annual Base Salary(1) ($)	Actual Ownership(2) ($/#)			Total Ownership as a Multiple of Base Salary(1)	Ownership Requirement	Meets Requirement
		Common Shares Beneficially Owned	Unvested Restricted Share Units(3)	Total (3) Ownership
Glenn J. Chamandy President and Chief Executive Officer	782,392	269,445,795 / 9,823,033	6,726,357 / 245,219	276,172,152 / 10,068,252	352.98 x	6 x Base Salary	Yes
Laurence G. Sellyn Executive Vice-President, Chief Financial and Administrative Officer	491,727	3,945,970 / 143,856	4,679,256 / 170,589	8,625,226 / 314,445	17.54 x	3 x Base Salary	Yes
Benito Masi Executive Vice-President, Manufacturing	346,394	2,257,983 / 82,318	289,249 / 10,545	2,547,232 / 92,863	7.35 x	3 x Base Salary	Yes
Michael R. Hoffman President, Gildan Activewear SRL	349,387	295,010 / 10,755	1,918,015 / 69,924	2,213,025 / 80,679	6.33 x	3 x Base Salary	Yes
Eric R. Lehman President, Gildan Retail	359,869	- -	2,467,301 / 89,949	2,467,301 / 89,949	6.86 x	3 x Base Salary	Yes

(1)

The base salary used to calculate the ownership requirement is as at October 2, 2011. The base salaries of Michael R. Hoffman and Eric R. Lehman are paid in U.S. dollars but have been converted to Canadian dollars using an exchange rate of $1.0389.

(2)

The dollar value of actual ownership is calculated based on a price of $27.43 per share, which is the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding October 2, 2011.

(3)

These amounts include unvested Performance RSUs (as defined in Section 3.2.2.8 under the heading “Performance Measures and Weightings”), which have the potential to vest at a maximum of 200% of the actual number of RSUs (as defined in Section 3.2.2.8 under the heading “Types of Equity Incentives Awarded”) granted. Messrs. Chamandy, Sellyn, Masi, Hoffman and Lehman each hold an aggregate of 31,825, 12,999, 7,044, 6,619 and 6,587 Performance RSUs, respectively.

3.2.2.3	Benchmarking Practices

In order to meet the Corporation’s objectives of providing market competitive compensation opportunities, Gildan’s senior executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size and other companies that the Corporation competes with for executive talent (the “Reference Groups”). The composition of the Reference Groups is reviewed regularly by the Compensation and Human Resources Committee for its ongoing business relevance to the Corporation and will be up for review in 2012. As part of this benchmarking process, the Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the “Proxy Reference Group”), and also considers data from different compensation surveys (the “Survey Reference Group”) as a secondary reference point to complement the proxy data. An overview of the characteristics of the Reference Groups is provided in the following table:

(All values in $ millions)

	Gildan Activewear Inc.	Proxy Reference Group(1)	Survey Reference Group(1)
Location	Canada	North America	Canada	United States
Industries	Textiles and apparel	Textiles, apparel and consumer products	All publicly-traded (excluding oil and gas and financial services)	All publicly-traded (excluding oil and gas and financial services)
Revenues Most recent 12 months	$1,731 (2)(3)	$1,680 (2)	$500 to $2,000	$500 to $2,000
Market Capitalization As at September 30, 2011	$3,302	$1,877 (2)	Not available	Not available
Net income Most recent 12 months	$241 (2)(3)	$122 (2)	Not available	Not available

(1)

The financial data for the Proxy Reference Group is from the S&P Research Insight database and represents the median data for the group. The financial data for the Survey Reference Group is from publicly-traded companies in a number of industries (excluding oil and gas and financial services) and represents the range data for the group.

(2)	All U.S. dollar figures have been converted to Canadian dollars at the Bank of Canada 21-day average of $1.0026 as of September 30, 2011.
(3)	The financial data for the Corporation are based on its results for fiscal 2011.

The Proxy Reference Group used in 2011 is composed of the following companies: Carter’s Inc., Cintas Corp., Columbia Sportswear Co., Forzani Group Ltd., G&K Services Inc., Hanesbrands Inc., Lululemon Athletica Inc., Oxford Industries Inc., Perry Ellis International Inc., Phillips-Van Heusen Corp., RONA Inc., Under Armour Inc., VF Corp., Warnaco Group Inc. and Yellow Media Inc. The Proxy Reference Group is composed primarily of publicly-traded companies operating in the textile and apparel industry. The industry sector is considered relevant in selecting comparators, as the Corporation competes directly with these organizations for customers, revenue, executive talent and capital. Considering that Lululemon Athletica Inc. is the only Canadian publicly-traded company operating in the textile and apparel industry, eleven of Gildan’s industry sector comparators are U.S. companies. In addition to Lululemon Athletica Inc., the Proxy Reference Group also includes two Canadian comparators from the S&P/TSX Capped Consumer Discretionary Index, which the Corporation identifies as competitors for executive talent for its Canadian head office positions.

The Survey Reference Group represents a subset of companies with revenues between $500 million and $2 billion from Mercer’s 2010 Executive, Management and Professional Survey, which includes compensation data from 790 organizations in a wide range of industry groups, revenue levels and ownership structures. Revenue size, which is used as a proxy for the level of complexity, job scope and responsibility associated with senior executive positions, is considered relevant in selecting comparators from the survey given the correlation between pay level and company size. Mercer has advised that it cannot disclose the identities of participating organizations within a specified revenue range due to confidentiality covenants with survey participants.

3.2.2.4	Positioning

The Corporation’s compensation policy is to use the market median with the potential of top quartile total compensation when individual and company performance are also top quartile. The Compensation and Human Resources Committee uses discretion and judgement when determining actual compensation levels. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Committee.

3.2.2.5	Compensation Elements

Gildan’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize company and individual performance by providing financial incentives to senior executives based on their level of achievement of specific operational and financial objectives.

The compensation program consists of the following four basic components:

(i)	Base salary;

(ii)	Non-equity incentives – consisting of a cash bonus linked to the financial performance of the Corporation;

(iii)	Equity incentives – comprised of stock options and/or restricted share units; and

(iv)	Other elements of compensation – consisting of benefits, perquisites, retirement benefits and an employee share purchase plan.

3.2.2.6	Base Salary

Salaries of the senior executives are established based on a comparison with competitive benchmark positions. The starting point to determine senior executive base salaries is the median of salaries in the Reference Groups.

Each year, the Compensation and Human Resources Committee reviews the individual salaries of the senior executives and makes adjustments when required to ensure that compensation remains market competitive, reflects individual performance, competencies, responsibilities and experience and also takes into account the senior executive’s value to the Corporation and retention risk.

3.2.2.7	Non-Equity Incentives (SCORES)

The Corporation’s annual incentive plan is known as SCORES (Supplementary Cash Opportunities for Results Exceeding Standards). SCORES aims to enhance the link between pay and performance by:

  Aligning the financial interests and motivations of the Corporation’s senior executives and employees with the annual financial performance and returns of the Corporation;

  Motivating senior executives and employees to work towards common annual performance objectives;

  Providing total cash compensation that is greater than the median of the Reference Groups in cases where superior financial performance and returns in excess of target objectives are attained; and

  Providing total cash compensation that is below the market median in cases where corporate performance objectives are not attained.

Performance Measures and Targets

Performance measures, targets and payout levels for SCORES are reviewed and approved annually by the Board of Directors on the recommendation of the Compensation and Human Resources Committee. In that regard, at the outset of fiscal 2011, the Board of Directors approved the following financial measures to be achieved for SCORES:

  Return on assets (“ROA”) performance; and

  Adjusted earnings per share (“EPS”) growth over the previous fiscal year.

The Compensation and Human Resources Committee recommended ROA and EPS growth as the financial measures to be achieved in order to ensure that senior executives’ incentive-based compensation reflects:

  Success in achieving the Corporation’s targets for profitability; and

  Effectiveness in managing the return on capital, including the level of investment required to generate earnings.

Accordingly, for fiscal 2011, the Board of Directors approved threshold, target and maximum ROA goals of 17.1%, 21.7% and 30%, respectively, which aligned ROA goals with the 20th, 50th and 80th percentiles of the Proxy Reference Group, respectively. In addition, the Board of Directors approved threshold, target and maximum annual EPS growth goals of 0%, 15% and 20%, respectively.

The overall SCORES ROA and EPS growth goals for fiscal 2011 are set forth in the following performance matrix below. A linear adjustment is made for results falling between the ROA and EPS growth measures.

SCORES Financial Goals for Fiscal 2011

		Financial SCORES Target
ROA	30% or higher	100%	150%	200%
	21.7%	50%	100%	150%
	17.1% or lower	0%	50%	100%
		0%	15%	20%
		% EPS Growth Year over Year

Non-Equity Incentive Award for Fiscal 2011

The Corporation’s actual performance in fiscal 2011 exceeded the target of both ROA and EPS growth goals, with ROA being 27.1% and EPS growth over 2010 being 20.4% . Consequently, incentive awards paid to senior executives in fiscal 2011 represented 183% of their targets. The actual payouts to the Named Executive Officers under SCORES are reflected in the following table:

Name	Target Payout as a Percentage of Salary (a)	Payout Range as a Percentage of Salary (Up to Two Times Target)	Performance as a Percentage of Target (b)	Actual Payout as a Percentage of Salary (a) x (b)	Actual Award ($)
Glenn J. Chamandy	100%	0-200%	183%	183%	1,414,144
Laurence G. Sellyn	65%	0-130%	183%	119%	577,706
Benito Masi	50%	0-100%	183%	92%	313,047
Michael R. Hoffman	50%	0-100%	183%	92%	293,410	(1)
Eric R. Lehman	50%	0-100%	183%	92%	322,452	(1)

(1)	Non-equity incentive awards for Michael R. Hoffman and Eric R. Lehman are paid in U.S. dollars and were converted to Canadian dollars using an exchange rate of $1.0389.

3.2.2.8	Equity Incentives

The equity incentives of the Corporation’s executive compensation program, namely the Long Term Incentive Plan (the “LTIP”), are designed to:

  Recognize and reward the impact of longer-term strategic actions undertaken by senior executives and key employees;

  Align the interests of the Corporation’s senior executives and key employees and its shareholders;

  Focus senior executives and key employees on developing and successfully implementing the continuing growth strategy of the Corporation;

  Foster the retention of senior executives and key management personnel; and

  Attract talented individuals to the Corporation.

Types of Equity Incentives Awarded

The LTIP allows the Board of Directors to grant to senior executives the following types of long-term incentives:

  Stock options (“Options”);

  Dilutive restricted share units (share units that are settled in Common Shares issued from treasury) (“Treasury RSUs”); and

  Non-dilutive restricted share units (share units that are settled in cash or Common Shares purchased on the open market) (“Non-Treasury RSUs”).

Treasury RSUs, Non-Treasury RSUs and Performance RSUs (as defined in Section 3.2.2.8 under the heading “Performance Measures and Weightings”) are referred to in this Circular collectively as “RSUs” and individually as an “RSU”.

For a more detailed description of the features of the LTIP, see Schedule “C” of this Circular.

The LTIP awards help to achieve Gildan’s compensation objectives as follows:

  The LTIP aims at bringing the total compensation received by Gildan’s senior executives to the 75th percentile of the Reference Groups if the Corporation achieves its maximum ROA goals.

  Through the use of performance vesting for a significant portion of long-term compensation, top quartile compensation only occurs when both financial and strategic targets are achieved and the Corporation’s long-term return on investment and share price reflect these achievements.

  Through the use of time vesting for a portion of long-term compensation, the LTIP awards help to achieve the Corporation’s objective of ensuring the retention of senior executives.

Determination of Grants

Grant levels are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently and without any input from him. See Section 3.2.4 entitled “Compensation of the President and Chief Executive Officer”.

Award targets are based on the expected impact of the role of the senior executive on the Corporation’s performance and strategic development as well as market benchmarking. The Compensation and Human Resources Committee also undertakes an analysis from time to time to determine the possible payouts from the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation’s shareholders.

Treasury RSUs have been used generally for one-time awards to attract talented candidates or for retention purposes. Beginning in fiscal 2007, Non-Treasury RSUs and Options have been granted to senior executives on an annual basis as part of the long-term portion of their annual compensation. The following table presents the total value of annual awards granted to the Named Executive Officers under the LTIP in fiscal 2011:

Name	Base Salary as of Oct. 4, 2010(1) (a)	Target Awards (% of Base Salary) (b)	Mix of Options and Non- Treasury RSUs (% of Total Grant)		Value of Options and Non- Treasury RSUs Granted(2)		Total Value (a)x(b)
			Options (c)	RSUs (d)	Options (a)x(b)x(c)	RSUs(4) (a)x(b)x(d)
Glenn J. Chamandy	$759,604	100%	50%	50%	$379,802	$379,802	$759,604
Laurence G. Sellyn	$477,405	65%	50%	50%	$155,157	$155,157	$310,313
Benito Masi	$336,305	50%	50%	50%	$84,077	$84,077	$168,153
Michael R. Hoffman	$305,122 (3)	50%	50%	50%	$76,281	$76,281	$152,561
Eric R. Lehman	$336,305 (3)	50%	50%	50%	$84,077	$84,077	$168,153

(1)	This is the date of the actual grant (the first business day of fiscal 2011).
(2)

The number of Options granted reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE, converted to Canadian dollars using the Bank of Canada (noon) rate on October 4, 2010 ($28.64) and the Black-Scholes factor on the date of grant (45.30%). The number of the Non-Treasury RSUs granted is also based on the higher of the closing price of the Common Shares on either the TSX or the NYSE converted to Canadian dollars with the Bank of Canada (noon) rate on October 4, 2010 ($28.64).

(3)	The base salaries of Michael R. Hoffman and Eric R. Lehman are represented in Canadian dollars but are paid in U.S. dollars.
(4)

The Non-Treasury RSUs awarded in fiscal 2011 are Performance RSUs (as defined below in this Section 3.2.2.8 under the heading “Performance Measures and Weightings”) and have the potential to vest at a maximum of 200% of the actual number of RSUs granted.

During fiscal 2011, an aggregate of 68,975 Options and 212,000 Treasury RSUs were granted to senior executives and key employees under the LTIP, representing, in the aggregate, 0.23% of the issued and outstanding Common Shares as at October 2, 2011.

On December 1, 2010, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a change in target annual equity awards to senior executives under the LTIP, as a percentage of base salary, effective beginning in fiscal 2012. These changes were made in order to align total compensation, for top quartile performance, with the top quartile of the Reference Groups.

The following table presents the target value of annual awards to be granted to senior executives under the LTIP beginning in fiscal 2012:

Position	Fiscal 2011 Target Awards (% of Base Salary)	Fiscal 2012 Target Awards (% of Base Salary)	Mix of Options and Non-Treasury RSUs (% of Total Grant)
			Options	RSUs(1)
President and Chief Executive Officer	100%	300%	50%	50%
Executive Vice-President, Chief Financial and Administrative Officer	65%	100%	50%	50%
Executive Vice-President, Manufacturing President, Gildan Activewear SRL President, Gildan Retail	50%	100%	50%	50%

(1)

The Non-Treasury RSUs are Performance RSUs (as defined below in this Section 3.2.2.8 under the heading “Performance Measures and Weightings”), which have the potential to vest at a maximum of 200% of the actual number of RSUs granted.

Performance Measures and Weightings

To encourage a long-term view of performance and to align with shareholder interests, Options and RSUs (both Treasury and Non-Treasury) have vesting conditions that are based on:

  Time (Options and RSUs); and

  Performance (RSUs).

Vesting for Options: Options granted since fiscal 2007 have a term of seven years and are not exercisable prior to the second anniversary of the grant date, with 25% being exercisable on and after each of the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time grant of Options to the President and Chief Executive Officer described in Section 3.2.4.1 entitled “Special One-Time Equity Award”. Vesting for Treasury RSUs: All Treasury RSUs awarded to date under the LTIP vest at the end of a five-year vesting period, with the exception of (i) a special one-time award granted to the Executive Vice-President, Chief Financial and Administrative Officer, which vests at the end of up to an eight-year period, (ii) a special one-time award granted to an executive, which vests at the end of a three-year period and is based on performance criteria related to the Corporation’s acquisition of Gold Toe Moretz, and (iii) a special one-time award of Treasury RSUs granted to the President and Chief Executive Officer, which vests at the end of a five-year and three-month period and is based on the performance criteria described in Section 3.2.4.1 entitled “Special One-Time Equity Award”.

Vesting for Non-Treasury RSUs: All Non-Treasury RSUs awarded to date under the LTIP vest at the end of a three-year period.

Other than the special one-time Treasury RSUs described above, Treasury RSUs and Non-Treasury RSUs are subject to the vesting conditions described below.

All Treasury and Non-Treasury RSUs awarded to senior executives prior to fiscal 2010 are subject to the same vesting conditions as those granted to all other LTIP participants, with 50% of each award vesting at the end of its vesting period on the basis of time and the remaining 50% of each award vesting based on Gildan’s average ROA performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. The performance-vesting portion of each RSU award is subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the S&P/ TSX Capped Consumer Discretionary Index	Percentage of Performance Component of Award That Vests
At or above the 75th percentile	100%
At the median	50%
Below 40th percentile	0%

Since the beginning of fiscal 2010, all Non-Treasury RSUs awarded to senior executives, including the Named Executive Officers, will vest fully based on the Corporation’s average ROA performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. The elimination of time-based vesting for Non-Treasury RSUs reinforces the objective of aligning the interests of the Corporation’s senior executives with those of its shareholders by ensuring that vesting of Non-Treasury RSUs is entirely based on meeting ROA performance thresholds. In addition, up to two times the actual number of RSUs awarded can vest based on the achievement of exceptional ROA performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. This feature is intended to align the Corporation’s pay practices with its compensation policy, which is to provide the potential for top quartile total direct compensation when individual and company performance are also top quartile. For the purposes of this Circular, these Non-Treasury RSUs are referred to as “Performance RSUs”.

Performance RSUs awarded to senior executives are subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the S&P/ TSX Capped Consumer Discretionary Index	Percentage of Award That Vests
Equal to or above the 90th percentile	200%
Equal to the 89th percentile	180%
Equal to the 88th percentile	160%
Equal to the 87th percentile	140%
Equal to the 86th percentile	120%
Equal to or above the 75th percentile and below the 86th percentile	100%
At the median	50%
Below the 40th percentile	0%

Dividends on Outstanding Restricted Share Units

In conjunction with its decision to introduce a quarterly cash dividend of US$0.075 per share on the Common Shares in fiscal 2011, the Board also decided to credit the holders of Treasury RSUs, Non-Treasury RSUs and Performance RSUs with additional RSUs based on the amount of the dividend such holders would have received had their RSUs been Common Shares on the payment date of the dividend. Accordingly, effective on the payment date of each of the Corporation’s quarterly cash dividends during fiscal 2011, namely March 18, June 17 and September 9, 2011, the Board granted additional RSUs to each RSU holder on such date with the same performance objectives and other terms and conditions as the underlying RSUs. For the purpose of this Circular, these additional RSU grants are referred to as “RSU Dividends”.

The number of RSU Dividends granted to each holder is calculated based on the value of the cash dividend the RSU holder would have received had their RSUs been Common Shares on such date, divided by the equivalent of the higher of the closing price of the Common Shares on the TSX or the NYSE, converted to Canadian dollars, on the day preceding the grant date.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all Option-based and Common Share-based awards outstanding to each Named Executive Officer as at the fiscal year ended October 2, 2011:

	Option-Based Awards					Share-Based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(2) ($)	Issuance Date	Number of Shares or Units of Shares That Have Not Vested(1)(8) (#)		Market or Payout Value of Share-Based Awards That Have Not Vested(3) ($)
Glenn J. Chamandy	October 4, 2010	29,283	28.64	October 3, 2017	-	October 4, 2010	13,360		363,392
	October 5, 2009	409,711(7)	22.13	October 4, 2019	2,077,235	October 5, 2009	203,115	(5)	5,524,728
	October 5, 2009	40,036	20.12	October 4, 2016	283,455	October 5, 2009	18,465		502,248
	October 6, 2008	22,505	23.49	October 5, 2015	83,494	October 6, 2008	10,279		279,589
	October 1, 2007	15,046	39.39	September 30, 2014	-	-	-		-
	October 2, 2006	21,700	27.17	October 2, 2013	651	-	-		-
Laurence G. Sellyn	October 4, 2010	11,962	28.64	October 3, 2017	-	October 4, 2010	5,457		148,430
	October 5, 2009	16,355	20.12	October 4, 2016	115,793	October 5, 2009	7,542		205,142
	October 6, 2008	14,144	23.49	October 5, 2015	52,474	October 6, 2008	6,460		175,712
	October 1, 2007	9,456	39.39	September 30, 2014	-	June 7, 2006	151,130	(4)	4,110,736
	October 2, 2006	13,640	27.17	October 2, 2013	409	-	-		-
Benito Masi	October 4, 2010	6,482	28.64	October 3, 2017	-	October 4, 2010	2,957		80,430
	October 5, 2009	8,862	20.12	October 4, 2016	62,743	October 5, 2009	4,087		111,166
	October 6, 2008	7,664	23.49	October 5, 2015	28,433	October 6, 2008	3,501		95,227
	October 1, 2007	5,124	39.39	September 30, 2014	-	-	-		-
	October 2, 2006	7,392	27.17	October 2, 2013	222	-	-		-
Michael R. Hoffman	October 4, 2010	5,881	28.64	October 3, 2017	-	October 4, 2010	2,683		72,978
	October 5, 2009	8,537	20.12	October 4, 2016	60,442	October 5, 2009	3,936		107,059
	October 6, 2008	6,247	23.49	October 5, 2015	23,176	February 12, 2009	60,452	(6)	1,644,294
	October 1, 2007	3,849	39.39	September 30, 2014	-	October 6, 2008	2,853		77,602
	October 2, 2006	5,718	27.17	October 2, 2013	172	-	-		-
Eric R. Lehman	October 4, 2010	6,482	28.64	October 3, 2017	-	October 4, 2010	2,957		80,430
	October 5, 2009	7,871	20.12	October 4, 2016	55,727	October 5, 2009	3,630		98,736
	October 6, 2008	4,533	23.49	October 5, 2015	16,817	February 12, 2009	40,301	(6)	1,096,187
	October 1, 2007	3,623	39.39	September 30, 2014	-	October 6, 2008	2,760		75,072
	-	-	-	-	-	December 11, 2006	40,301		1,096,187

(1)

The number of securities underlying unexercised Options or share units (Treasury, Non-Treasury, Performance RSUs and RSU Dividends) that have not vested represents all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of Performance RSUs shown is at target (100% vesting).

(2)

“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (September 30, 2011) of $27.20 and the exercise price of the Options, multiplied by the number of unexercised Options.

(3)

“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined at target (100%) by multiplying the number of share units (Treasury, Non- Treasury, Performance RSUs and RSU Dividends) held at fiscal year-end, by the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (September 30, 2011) of $27.20. At maximum vesting (200%), the Performance RSUs granted on October 4, 2010 to Messrs. Chamandy, Sellyn, Masi, Hoffman and Lehman would have payout values of $726,784, $296,861, $160,861, $145,955 and $160,861, respectively. At maximum vesting (200%), the Performance RSUs granted on October 5, 2009 to Messrs. Chamandy, Sellyn, Masi, Hoffman and Lehman would have payout values of $1,004,496, $410,285, $222,333, $214,118 and $197,472, respectively (See Section 3.2.2.8 under the heading “Performance Measures and Weightings”).

(4)

This is an award of Treasury RSUs granted in recognition of strategic role of Laurence G. Sellyn in the future success of the Corporation. The vesting conditions of this award have been structured to provide him with an incentive to remain with the Corporation for the balance of his working career.

(5)	This is the one-time award of Treasury RSUs described in Section 3.2.4.1 entitled “Special One-Time Equity Award”.
(6)	These are awards of Treasury RSUs granted for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity.
(7)	This is the one-time award of Options described in Section 3.2.4.1 entitled “Special One-Time Equity Award”.
(8)

The number of shares or units of shares that have not vested includes all grants of RSU Dividends described in Section 3.2.2.8 under the heading “Dividends on Outstanding Restricted Share Units”. Glenn J. Chamandy was awarded 99, 1,518, 138 and 76 RSU Dividends for the October 4, 2010, October 5, 2009 (special one-time equity award), October 5, 2009 and October 6, 2008 awards respectively. Laurence G. Sellyn was awarded 40, 56, 48 and 1,130 RSU Dividends for the October 4, 2010, October 5, 2009, October 6, 2008 and June 7, 2006 awards, respectively. Benito Masi was awarded 22, 30 and 26 RSU Dividends for the October 4, 2010, October 5, 2009 and October 6, 2008 awards, respectively. Michael R. Hoffman was awarded 20, 29, 452 and 21 RSU Dividends for the October 4, 2010, October 5, 2009, February 12, 2009 and October 6, 2008 awards, respectively. Eric R. Lehman was awarded 22, 27, 301, 20 and 301 RSU Dividends for the October 4, 2010, October 5, 2009, February 12, 2009, October 6, 2008, and December 11, 2006 awards, respectively.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value of incentive plan awards that vested or were earned for each Named Executive Officer for the fiscal year ended October 2, 2011:

Name	Option-Based Awards - Value Vested During the Year(1) ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (SCORES) ($)
Glenn J. Chamandy	29,699	-	1,414,144
Laurence G. Sellyn	18,666	-	577,706
Benito Masi	10,114	-	313,047
Michael R. Hoffman	8,238	-	293,410(2)
Eric R. Lehman	7,933	-	322,452(2)

(1)

The amount represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the most recent preceding trading day where such vesting date is a non-trading day) and the exercise price on such vesting date. For the October 1, 2011 and October 2, 2011 vestings, the closing price of the Common Shares on the TSX on the previous business day was $27.20 and for the October 6, 2010 vesting, the closing price of the Common Shares on the TSX was $28.74.

(2)	Non-equity incentive awards for Michael R. Hoffman and Eric R. Lehman are paid in U.S. dollars and were converted to Canadian dollars using an exchange rate of $1.0389.

Options Exercised During the Year

The following table provides details regarding Options exercised and sold by Named Executive Officers during the fiscal year ended October 2, 2011:

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Gain Realized(1) ($)
Benito Masi	16,000	6.88	374,434
	56,000	8.64	1,465,590
	20,000	5.00	422,905
Michael R. Hoffman	34,532	8.64	888,792
Eric R. Lehman	1,511	23.49	17,423

(1)	The gain realized is calculated based on the difference between the market value upon exercise and the exercise price of the Options, multiplied by the number of exercised Options.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides, for fiscal 2011, with respect to the LTIP:

(i)	The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

(ii)	The weighted-average exercise price of such outstanding options, warrants and rights; and

(iii)	The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Second Column) (#)
Equity compensation plan approved by security holders - LTIP (Options) - LTIP (Treasury RSUs)	961,194 911,390	24.28 N/A	2,530,322 (1) -

(1)	The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.

The Corporation does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

3.2.2.9	Risk Assessment of Executive Compensation Program

As part of its formal mandate, the Board of Directors, through the Compensation and Human Resources Committee, is charged with overseeing the implementation of an executive compensation program that ties an appropriate portion of executive compensation to both the short-term and longer-term performance of the Corporation, taking into account the advantages and risks associated with different compensation methods. The following features of Gildan’s executive compensation program are designed with this objective in mind:

Pay mix: The variable compensation elements (short-term and long-term incentives) represent a percentage of overall compensation that is sufficient to motivate senior executives to produce superior short-term and long-term corporate results, while the fixed compensation element (base salary) is also high enough to discourage senior executives from taking unnecessary or excessive risks.

Annual incentive plan aligns senior executives with corporate-wide goals: The Corporation administers one annual incentive plan – SCORES. Under the plan, payouts for senior executives are based solely on the achievement of corporate performance measures, namely ROA and EPS growth. A portion of the payouts for all other participating employees is based on the same corporate performance measures in order to create alignment and encourage decision-making that is in the best interests of the Corporation as a whole.

Goal setting: Gildan’s approach to goal setting, which considers both internal budgets and external benchmarks, ensures that goals are sufficiently challenging but attainable without the need to take inappropriate risks.

Board discretion: The Board retains the authority to reduce or increase the SCORES payouts, in its discretion, taking into consideration qualitative factors beyond the quantitative financial metrics.

Capped payouts: The maximum amount that a senior executive can receive under the SCORES plan is capped at two times the target payout.

Long-term performance: With very limited exceptions, RSUs cliff-vest at the end of a three- or five-year period, in each case with at least half, and in some cases all, of the award based on Gildan’s ROA performance relative to the S&P/TSX Capped Consumer Discretionary Index. Options vest over a five-year period starting on the second anniversary of the grant date and are only valuable if Gildan’s stock price increases over time. Vesting of equity over various time horizons mitigates against taking short-term risks and aligns senior executives with longer-term shareholder interests.

Share ownership: The 2011 Executive Share Ownership Policy requires a significant level of share ownership, which aims to ensure that senior executives and other senior management are aligned with long-term shareholder interests. In addition, Gildan has an Insider Trading Policy that prohibits senior executives and all other insiders from using financial vehicles to mitigate the downside risk associated with share-based equity grants.

The Compensation and Human Resources Committee has not identified any risks associated with Gildan’s compensation policies and programs that are reasonably likely to have a material adverse effect on the Corporation.

Stress Testing

To ensure that the total direct compensation of senior executives is aligned with the Corporation’s compensation objectives, the Compensation and Human Resources Committee worked with Mercer to stress-test the incentive awards that would be earned by senior executives under various performance scenarios and outcomes. Stress testing helps determine whether the incentive awards would pay out as anticipated and remain consistent with Gildan’s pay-for-performance philosophy. In light of this analysis, the Committee believes that the relationship between pay and performance is appropriate and that the objectives of the Corporation’s performance-based compensation programs are achieved.

3.2.2.10	Other Forms of Compensation

Benefits and Perquisites

The Corporation’s senior executive benefits program includes life, medical, dental and disability insurance and a healthcare spending account. Perquisites consist of a car allowance, club memberships, personal insurance, health assessments and financial counselling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations.

Retirement Benefits

Under the Corporation’s retirement savings program, the Named Executive Officers (other than Michael R. Hoffman and Eric R. Lehman, who are not Canadian residents) and all other Canadian salaried employees receive, under the Deferred Profit Sharing Plan (“DPSP”), an amount equal to their contribution to their Registered Retirement Savings Plan (“RRSP”) up to a maximum of 5% of their annual base salary. In addition, should the Corporation’s contribution result in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited under the Supplemental Retirement Savings Plan (“SRSP”), which is an unfunded plan.

Under the Corporation’s 401(k) program, Michael R. Hoffman, Eric R. Lehman and most of the other salaried employees who are citizens of the United States, receive an amount equal to 50% of their own contributions, which may be up to a maximum of 6% of their annual base salary and SCORES payout. In addition, Michael R. Hoffman and Eric R. Lehman are credited by the Corporation with an amount equal to 2% of their annual base salaries and SCORES payouts under the SRSP program.

Defined Contribution Plans

The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the Named Executive Officers as of the beginning and end of fiscal 2011:

Name	Accumulated Value at Start of Year (1) ($)	Compensatory(2) ($)	Non-Compensatory(2) ($)	Accumulated Value at Year-End(1) ($)
Glenn J. Chamandy	547,112	38,677	(24,248)	561,541
Laurence G. Sellyn	345,577	24,308	1,817	371,702
Benito Masi	249,049	17,124	10,625	276,798
Michael R. Hoffman	223,653	92,310	12,464	328,427
Eric R. Lehman	91,748	18,636	2,158	112,542

(1)

“Accumulated Value at Start of Year” and “Accumulated Value at Year-End” correspond to the sum of the balances in the following accounts of each Named Executive Officer: RRSP, DPSP, Tax Free Savings Account (“TFSA”) and SRSP (other than for Michael R. Hoffman, whose accumulated value corresponds to the sum of the balances in his accounts from the Corporation’s 401(k) and SRSP programs and for Eric R. Lehman, whose accumulated value corresponds to the sum of the balances in his accounts from the Corporation’s RRSP, DPSP, Tax Free Savings Account, 401(k) and SRSP programs).

(2)

“Compensatory” refers to the Corporation’s contributions under the DPSP and the SRSP (other than for Michael R. Hoffman, where the Corporation’s contributions are under the 401(k) and SRSP programs and for Eric R. Lehman, where the Corporation’s contributions are under the DPSP, 401(k) and SRSP programs). “Non- Compensatory” refers to the Named Executive Officers’ contributions and regular investment earnings and losses on employer and employee contributions under the RRSP and TFSA (other than for Michael R. Hoffman, whose contributions and investment earnings and losses are under the 401(k) program and for Eric R. Lehman, whose contributions and investment earnings and losses are under the RRSP, TFSA and 401(k) programs), which are subject to tax limitations that apply over a calendar year. Amounts disclosed reflect the contributions paid to the Named Executive Officers’ accounts from October 3, 2010 to October 2, 2011.

(3)	This amount includes SRSP catch-up contributions of US$63,839 from past years.

Employee Share Purchase Plan

Gildan’s former Canadian and U.S. employee share purchase plans provided an opportunity for all Canadian and U.S. citizens or residents who are full-time or regular part-time employees of the Corporation and its subsidiaries to participate in its ownership. As set forth and further described in Section 5, the Board of Directors has adopted a new employee share purchase plan (the “Global Plan”), which Global Plan is, in substance, very similar to the original employee share purchase plans, except that the eligibility to participate in the Global Plan has been extended to include certain full-time and regular part-time employees located in Honduras, the Dominican Republic, Nicaragua and Barbados. Under the Global Plan, an eligible employee may contribute between 1% and 10% of his or her annual base salary for any given year toward the purchase of Common Shares. The contributions are deducted by the Corporation from the payroll of any participant and paid over to a custodian for the account of such participant. The custodian then purchases from the treasury of the 27 Corporation, for and on behalf of each participant, a number of Common Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Common Shares at the end of such month. In all jurisdictions, the Common Shares purchased under the Global Plan may not be sold until the expiration of a minimum two-year retention period unless local law requires a longer retention period. The Corporation assumes all administrative costs associated with the Global Plan. The Global Plan is subject to the ratification of the shareholders at the Meeting (see Section 5 entitled “Ratification of New Employee Share Purchase Plan”).

3.2.3	Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the fiscal years ended October 2, 2011, October 3, 2010 and October 4, 2009.

For compensation related to previous years, please refer to the Corporation’s management proxy circulars filed with Canadian securities commissions and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

Name and Principal Position	Year	Salary ($)		Share-Based Awards(1)(5) ($)		Option-Based Awards(2)(6) ($)		Non-Equity Incentive Plan Compensation		Pension Value(3) ($)	All Other Compensation(4) ($)		Total Compensation ($)
								Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
Glenn J. Chamandy President and Chief Executive Officer	2011	774,854		379,795		379,915		1,414,144	N/A	38,677	87,480	(7)	3,074,865
	2010	752,371		4,424,871	(5)	4,424,676	(6)	1,500,620	N/A	37,555	75,916		11,216,009
	2009	737,480		239,668		239,686		413,692	N/A	36,874	65,985		1,733,385
Laurence G. Sellyn Executive Vice-President, Chief Financial and Administrative Officer	2011	486,990		155,143		155,194		577,706	N/A	24,308	-		1,399,341
	2010	472,859		150,618		150,711		613,033	N/A	23,603	-		1,410,824
	2009	463,500		150,618		150,639		180,270	N/A	23,175	46,470		1,014,672
Benito Masi Executive Vice-President, Manufacturing	2011	343,057		84,058		84,097		313,047	N/A	17,124	42,151	(8)	883,534
	2010	333,103		81,627		81,663		332,190	N/A	16,627	39,607		884,817
	2009	326,510		81,628		81,624		97,685	N/A	16,325	33,209		636,981
Michael R. Hoffman President, Gildan Activewear SRL	2011	321,326	(9)	76,268		76,300		293,410	N/A	92,310	262,039	(10)	1,121,653
	2010	302,160	(9)	78,609		78,668		301,388	N/A	14,098	256,307		1,031,230
	2009	314,505	(9)	639,524	(11)	66,533		94,093	N/A	13,022	295,704		1,423,381
Eric R. Lehman President, Gildan Retail	2011	353,323	(12)	84,058		84,097		322,452	N/A	18,636	157,449	(13)	1,020,015
	2010	321,167	(14)	72,492		72,531		320,287	N/A	15,925	108,836		911,238
	2009	287,375		446,363	(15)	64,371		85,987	N/A	14,275	128,236		1,026,607

(1)

The share-based awards include Non-Treasury RSUs, Treasury RSUs and Performance RSUs (see Section 3.2.2.8 entitled “Equity Incentives”). The Non-Treasury RSUs are granted annually and grant levels are based on the Named Executive Officers’ base salary on the grant date. The Non-Treasury RSU awards for fiscal 2011 and fiscal 2010 are Performance RSUs, which have the potential to vest at a maximum of 200% of the actual number of RSUs granted (see Section 3.2.2.8 under the heading “Performance Measures and Weightings”). The Treasury RSUs are one-time awards that are granted generally for retention purposes. The value of the share-based awards is determined by multiplying the number of RSUs awarded at target (100%) by the higher of the closing prices of the Common Shares on the TSX and the NYSE, converted to Canadian dollars using the Bank of Canada (noon) rate, on the date of grant, which in the case of the annual grants of Non-Treasury RSUs are $28.64 for fiscal 2011, $20.12 for fiscal 2010 and $23.49 for fiscal 2009.

(2)

Option-based awards are granted annually and grant levels are based on the Named Executive Officers’ base salary on the grant date (with the exception of a one-time grant of Options to Glenn J. Chamandy as described below). The value of the Option-based awards reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE converted to Canadian dollars using the Bank of Canada (noon) rate, at the date of grant ($28.64 for fiscal 2011, $20.12 for fiscal 2010 and $23.49 for fiscal 2009) multiplied by the Black-Scholes factor (45.3% for fiscal 2011, 45.8% for fiscal 2010 and 45.34% for fiscal 2009) as at such date, with the exception of the one-time grant of Options to Glenn J. Chamandy. The Black-Scholes factor for fiscal 2011 was calculated based on the following assumptions: (i) term of seven years, (ii) expected life of five years, (iii) risk-free rate of 2.0%, (iv) volatility (3-year, daily) of 61.7% (capped at 50%) and (v) dividend yield of 1.4%. The Black-Scholes factor for fiscal 2010 was calculated based on the following assumptions: (i) term of seven years, (ii) expected life of five years, (iii) risk-free rate of 2.4%, (iv) volatility (3-year, daily) of 62.0% (capped at 50%) and (v) dividend yield of 0%. The Black-Scholes factor for fiscal 2009 was calculated based on the following assumptions: (i) term of seven years, (ii) expected life of five years, (iii) risk-free rate of 3.11%, (iv) volatility (3-year, monthly) of 38.1% and (v) dividend yield of 0%. The assumptions used to calculate the grant date fair value of Option-based awards differ from those used to calculate their accounting fair value, but are consistent with the assumptions used for compensation benchmarking purposes, in order to ensure that Gildan’s long-term incentive grants are market-competitive.

(3)

“Pension Value” only includes employer DPSP and SRSP contributions, other than for Michael R. Hoffman whose accumulated value includes 401(k) and SRSP employer contributions and for Eric R. Lehman whose accumulated value includes employer DPSP, 401(k) and SRSP contributions.

(4)

“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the applicable fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer (if applicable). The perquisite account of each Named Executive Officer is credited on January 1 of each year. The account is debited based on the actual costs of perquisites as submitted to the Corporation by the Named Executive Officer and supported by documentation. Any unused balance at the end of the year is paid in cash.

(5)

The share-based awards include Glenn J. Chamandy’s one-time award of 201,597 Treasury RSUs on October 5, 2009. See Section 3.2.4.1 entitled “Special One-Time Equity Award” for details concerning this award. The value of such Treasury RSU award is determined by multiplying the number of RSUs awarded by the higher of the closing price of the Common Shares on the TSX and the NYSE converted to Canadian dollars using the Bank of Canada (noon) rate on the date of grant ($20.12).

(6)

The Option-based awards include Glenn J. Chamandy’s one-time grant of 409,711 Options on October 5, 2009. See Section 3.2.4.1 entitled “Special One-Time Equity Award” for details concerning this award. The value of the Option-based awards reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE, converted to Canadian dollars using the Bank of Canada (noon) rate, at the date of grant ($20.12) multiplied by the Black-Scholes factor of 49.2% in the case of the one-time Options and of 45.8% in the case of the balance of the Options. The Black-Scholes factor for the one-time grant was calculated based on the following assumptions (i) term of 10 years, (ii) expected life of 6.5 years, (iii) risk-free rate of 2.4%, (iv) volatility (3-year, daily) of 62% capped at 50% and (v) dividend yield of 0%. The assumptions used to calculate the grant date fair value of Option-based awards differ from those used to calculate their accounting fair value, but are consistent with the assumptions used for compensation benchmarking purposes, in order to ensure that Gildan’s long-term incentive grants are market-competitive.

(7)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Glenn J. Chamandy’s total salary for fiscal 2011. This amount includes $28,809 for a critical illness policy for fiscal 2011.

(8)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Benito Masi’s total salary for fiscal 2011. This amount includes an unused balance of his annual perquisite allowance in the amount of $20,000 for fiscal 2011 paid in cash.

(9)

Michael R. Hoffman’s base salary is paid in U.S. dollars and amounted to US$309,294 for fiscal 2011, US$295,800 for fiscal 2010 and US$290,000 for fiscal 2009 and were converted to Canadian dollars using an exchange rate of $1.0389 for fiscal 2011, $1.0215 for fiscal 2010 and $1.0845 for fiscal 2009.

(10)

“All Other Compensation” disclosed for Michael R. Hoffman includes a reimbursement of expatriate expenses of US$87,353 for fiscal 2011 for a Barbados housing and utility allowance and were converted to Canadian dollars using an exchange rate of $1.0389 for fiscal 2011.

(11)

The share-based awards include 60,000 Treasury RSUs that were awarded to Michael R. Hoffman on February 12, 2009. The Treasury RSUs were awarded for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity. The value of the Treasury RSU award is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on the date of grant ($9.55).

(12)

Eric R. Lehman’s base salary was partially paid in U.S. dollars for fiscal 2011 due to his transfer to Charleston, South Carolina, during the fiscal year and amounted to a total of $353,323. All U.S. dollar amounts were converted to Canadian dollars using an exchange rate of $1.0389 for fiscal 2011.

(13)

“All Other Compensation” disclosed for Eric R. Lehman is comprised of $41,737 for fiscal 2011 for a tax equalization allowance and of US$88,387 for relocation expenses for fiscal 2011, converted to Canadian dollars using an exchange rate of $1.0389 for fiscal 2011.

(14)	Eric R. Lehman’s base salary was adjusted in fiscal 2010 to reflect additional responsibilities.
(15)

The share-based awards include 40,000 Treasury RSUs that were awarded to Eric R. Lehman on February 12, 2009. The Treasury RSUs were awarded for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity. The value of the Treasury RSU award is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on the date of grant ($9.55).

To demonstrate the link between Named Executive Officer compensation and business performance, the following table shows the total cost of compensation to the Named Executive Officers as a percentage of the Corporation’s net income after tax and as a percentage of the equity market capitalization for fiscal 2011, 2010 and 2009:

	Total Cost of Compensation to Named Executive Officers (1) (US$)	Total Cost of Compensation to Named Executive Officers/ Total Net Earnings (%)	Total Cost of Compensation to Named Executive Officers/ Total Equity Market Capitalization (%)
2011	9,581,917	4.0	0.3
2010	9,194,243	4.6	0.3
2009	4,678,197	4.9	0.2

(1)

The “Total Cost of Compensation to Named Executive Officers” is the sum of the amounts under the columns “Salary”, “Non-Equity Incentive Plan Compensation”, and “All Other Compensation” in the Summary Compensation Table in Section 3.2.3, plus an allocation of the value of Treasury RSUs, Non-Treasury RSUs, Performance RSUs (at target) and Option grants to the Named Executive Officers based on the amortization of these awards over their vesting periods on a straight-line basis. The amounts under the columns “Salary”, “Non-Equity Incentive Plan Compensation” and “All Other Compensation” were converted to U.S. dollars using an exchange rate of US$1.0134 for fiscal 2011, US$0.9530 for fiscal 2010 and US$0.8517 for fiscal 2009. The allocations for Treasury RSUs and Options were converted using the exchange rates that were in effect at the date of the grants, ranging from US$0.8133 to US$0.9228. The allocation for the Non-Treasury RSUs and Performance RSUs are based on the closing price of the Common Shares on the NYSE on the last day prior to each fiscal year-end.

3.2.4	Compensation of the President and Chief Executive Officer

The compensation of the President and Chief Executive Officer is governed by the Corporation’s executive compensation policy described in Section 3.2 entitled “Compensation of Senior Executives”. The President and Chief Executive Officer participates in all the same incentive plans as the other Named Executive Officers. The following table summarizes the President and Chief Executive Officer’s compensation for the last fiscal year and sets forth his aggregate equity holdings as at December 12, 2011:

Glenn J. Chamandy
President and Chief Executive Officer

Age: 50
Length of service: 27 years

Glenn J. Chamandy is a founding entrepreneur of Gildan. Since the Corporation became a public company in June 1998, its equity market capitalization has increased from $102,286,000 to $3,302,342,534 as at October 2, 2011. ROA performance has consistently been at or above the 90th percentile relative to the S&P/TSX Capped Consumer Discretionary Index (excluding income trusts) and ROA performance has consistently been at or above the 75th percentile relative to the Proxy Reference Group. Mr. Chamandy's total career cash compensation since the Corporation became a public company (1998 to 2011) is $26,152,038, including the realized gains from Options and Non-Treasury RSUs granted during the period. This represents 0.8% of the increase in market capitalization during this period.

Fiscal 2011 Highlights:

- Sales growth of 32%
- EPS growth of 20%
- Generated a return on equity of 20%
- Maintained leadership in U.S. screenprint market with 62% market share
- Grew sales in international and other markets by approximately 30%
- Acquired Gold Toe Moretz, a leading sock supplier to U.S. retailers

Total Compensation

Mr. Chamandy's bonus of $1,414,144 for fiscal 2011 represented 183% of his base salary and was 183% of his target bonus under the SCORES program.

Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate value (as at December 12, 2011) of Common Shares, Treasury RSU, Non-Treasury RSUs, Performance RSUs and Options held as at October 2, 2011 as well as the year-over-year increase in equity ownership:

Common Shares(5)		RSUs(6)		Net Change in Equity(7)	Exercisable Options(8)		Unexercisable Options(8)	
Number	Value	Number	Value	Number	Number	Value	Number	Value
9,823,033	$195,085,435	245,219	$4,870,049	15,092	38,610	$0	499,671	$0

(1)

The share-based awards are Performance RSUs, which have the potential to vest at a maximum of 200% of the actual number of RSUs granted (see Section 3.2.2.8 under the heading “Performance Measures and Weightings”). The value of the share-based awards is determined by multiplying the number of RSUs awarded at target (100%) by the higher of the closing price of the Common Shares on either the TSX or the NYSE converted to Canadian dollars using the Bank of Canada (noon) rate, at the date of grant ($28.64).

(2)

The value of the Option-based award reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE converted to Canadian dollars using the Bank of Canada (noon) rate, at the date of grant ($28.64) multiplied by the Black-Scholes factor (45.3%) as at such date.

(3)	“Pension Value” only includes employer DPSP and SRSP contributions.
(4)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Glenn J. Chamandy’s total salary for fiscal 2011. This amount includes $28,809 for a critical illness policy.

(5)

This refers to Common Shares beneficially owned or over which control or direction is exercised by Glenn J. Chamandy as at October 2, 2011. The value of such Common Shares is determined by multiplying the number of Common Shares held as at October 2, 2011 by the closing price of the Common Shares on the TSX on December 12, 2011 ($19.86).

(6)

The RSUs held are comprised of Treasury RSUs, Non-Treasury RSUs granted in and prior to fiscal 2009 and Performance RSUs. The aggregated value of such RSUs is determined by multiplying the number of RSUs held as at October 2, 2011 by the closing price of the Common Shares on the TSX on December 12, 2011 ($19.86). For the purposes hereof, Performance RSUs are assumed to vest at target (100%). The aggregated value of the RSU awards held assuming the Performance RSUs achieve maximum vesting of 200% of the actual number of RSUs granted would be $5,502,094.

(7)	“Net Change in Equity” refers to the net change in ownership of Common Shares and RSUs from October 3, 2010 to October 2, 2011.
(8)

The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 12, 2011 ($19.86) and the exercise price of the Options, multiplied by the number of exercisable and unexercisable Options held as at October 2, 2011.

The Compensation and Human Resources Committee considers the advice of an outside compensation consultant in determining the grants to be awarded to the President and Chief Executive Officer under the LTIP.

The President and Chief Executive Officer’s salary for fiscal 2011 was $774,854, which, with reference to advice from external compensation consultants, positions the President and Chief Executive Officer’s base salary at below the median level in relation to the companies in the Reference Groups. The President and Chief Executive Officer received a bonus based on the SCORES program for fiscal 2011 of $1,414,144, or 183% of base salary, which was 183% of his target bonus.

In conjunction with the annual LTIP awards for fiscal 2012, the President and Chief Executive Officer was awarded a grant of 43,146 Performance RSUs and 107,079 Options on October 3, 2011, which in the aggregate represented 300% of his base salary as at October 3, 2011. The Options granted on October 3, 2011 were awarded at an exercise price of $27.20, and will vest in accordance with the provisions of the LTIP, as previously approved by the Corporation’s shareholders. As discussed in Section 3.2.2.8 under the heading “Determination of Grants”, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a change in target annual equity awards to senior executives, including the President and Chief Executive Officer, effective beginning in fiscal 2012.

3.2.4.1	Special One-Time Equity Award

At the beginning of fiscal 2010, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a special one-time award of 409,711 Options and 201,597 Treasury RSUs to Mr. Chamandy, which vest at the end of a five-year and three-month period.

The purpose of the award is intended to recognize Mr. Chamandy’s extraordinary importance to the success of the Corporation and the achievement of the Corporation’s long-term strategic plan objectives (the “Strategic Plan”).

The grant date value of the award is $8.1 million, which was equivalent to an annual award of 220% of Mr. Chamandy’s then current accumulated base salary over the vesting period. The annual value of this onetime award, together with all other annual compensation, including annual equity awards under the LTIP, provides the opportunity for Mr. Chamandy to earn total direct compensation over the vesting period that is positioned between the median and the 75th percentile of the Reference Groups, provided that the Corporation achieves its financial and strategic objectives, in accordance with the Corporation’s compensation philosophy.

The award is entirely performance-contingent in that half of the award is granted in premium-priced Options and half of the award is granted in Treasury RSUs, which vest based upon the Corporation’s performance relative to the Strategic Plan.

The Options have an exercise price equal to 110% of the closing price of the Common Shares on the TSX on October 2, 2009, the last trading day before the date of grant, which means that approximately $250 million in market value will need to be created before the Options are “in-the-money”. The Options will not be exercisable until the fifth anniversary of the grant date and will have a term of ten years.

The Treasury RSUs will cliff-vest in January 2015. The extended vesting period will allow the Board of Directors to fully assess the Corporation’s performance against the Strategic Plan. The maximum number of RSUs which can vest is 100% of the number of RSUs granted. Performance will be assessed annually by the independent members of the Corporation’s Board of Directors. This evaluation will be documented and discussed with Mr. Chamandy on an annual basis, although the final outcomes regarding performance against the Strategic Plan will not be determined until the final assessment at the conclusion of the fifth year.

In determining performance for the purpose of the Treasury RSUs, the Board assesses the progress made in implementing Gildan’s various strategic initiatives, including progress against annual objectives that are set in advance of each year of the award expressly for this purpose. As part of this assessment, the Board also considers other factors as it deems appropriate, such as financial and other quantitative benchmarks, including diluted EPS and return on net assets, as well as material unforeseen events, such as major investments or divestments. In this regard, the independent Board members reviewed Mr. Chamandy’s fiscal 2011 performance in December 2011 and discussed their assessment with him in a private session. Objectives for fiscal 2012 were discussed with Mr. Chamandy and approved in November 2011.

3.2.4.2	Shareholding Requirement for the Chief Executive Officer

As provided in the 2011 Executive Share Ownership Policy, the President and Chief Executive Officer is now required to hold Common Shares (or RSUs) having a minimum total share market value of six times his base salary. The President and Chief Executive Officer will be required to continue to hold such Common Shares (or RSUs) throughout his tenure in that role. See Section 3.2.2.2 entitled “Executive Share Ownership Policy”. Mr. Chamandy, as a founding entrepreneur of the Corporation, has a shareholding position that is significantly in excess of this minimum requirement. Mr. Chamandy is one of the Corporation’s largest shareholders.

3.2.5	Compensation for Other Named Executive Officers

The following tables show the total compensation of the Named Executive Officers (other than Glenn J. Chamandy, the President and Chief Executive Officer) for the October 2, 2011 fiscal year and sets forth the value of their aggregate equity holdings as at December 12, 2011:

(1)

The share-based awards are Performance RSUs, which are calculated based on the Named Executive Officers’ base salary on the grant date. The Performance RSU awards have the potential to vest at a maximum of 200% of the actual number of RSUs granted (see Section 3.2.2.8 under the heading “Performance Measures and Weightings”). The value of the share-based awards is determined by multiplying the number of RSUs awarded at target (100%) by the higher of the closing price of the Common Shares on either the TSX or the NYSE converted to Canadian dollars using the Bank of Canada (noon) rate, at the date of grant ($28.64).

(2)

The value of the Option-based awards reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE converted to Canadian dollars using the Bank of Canada (noon) rate, at the date of grant ($28.64) multiplied by the Black-Scholes factor (45.3%) as at such date.

(3)

“Pension Value” only includes employer DPSP and SRSP contributions, other than for Michael R. Hoffman whose accumulated value includes 401(k) and SRSP employer contributions and for Eric R. Lehman whose accumulated value includes employer DPSP, 401(K) and SRSP contributions.

(4)

“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for fiscal 2011. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer (if applicable). The perquisite account of each Named Executive Officer is credited on January 1 of each year. The account is debited based on the actual costs of perquisites as submitted to the Corporation by the Named Executive Officer and supported by documentation. Any unused balance at the end of the year is paid in cash as income.

(5)

Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Benito Masi’s total salary for fiscal 2011. This amount includes an unused balance of his annual perquisite allowance in the amount of $20,000 paid in cash as taxable income.

(6)	Michael R. Hoffman’s base salary is paid in U.S. dollars and amounts to US$309,294 and was converted to Canadian dollars using an exchange rate of $1.0389.
(7)	“All Other Compensation” disclosed for Michael R. Hoffman includes a reimbursement of expatriate expenses of US$87,353 and was converted to Canadian dollars using an exchange rate of $1.0389.
(8)

“All Other Compensation” disclosed for Eric R. Lehman is predominantly comprised of $41,737 for a tax protection allowance and US$88,387 for relocation expenses, also converted to Canadian dollars using an exchange rate of $1.0389.

(9)

This refers to Common Shares beneficially owned or over which control or direction is exercised by the Named Executive Officer as at October 2, 2011. The value of such Common Shares is determined by multiplying the number of Common Shares held as at October 2, 2011 by the closing price of the Common Shares on the TSX on December 12, 2011 ($19.86).

(10)

The RSUs held are comprised of Treasury RSUs, Non-Treasury RSUs granted in and prior to fiscal 2009, Performance RSUs and RSU Dividends. The aggregated value of such RSUs is determined by multiplying the number of RSUs held as at October 2, 2011 by the closing price of the Common Shares on the TSX on December 12, 2011 ($19.86). For the purposes hereof, Performance RSUs are assumed to vest at target (100%). The aggregated value of the RSU awards held assuming the Performance RSUs achieve maximum vesting of 200% of the actual number of RSUs granted would be $3,646,058, $349,318, $1,520,144 and $1,917,205 for Messrs Sellyn, Masi, Hoffman and Lehman, respectively.

(11)	“Net Change in Equity” refers to the net change in ownership of Common Shares and RSUs from October 3, 2010 to October 2, 2011.

(12)

The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 12, 2011 ($19.86) and the exercise price of the Options, multiplied by the number of exercisable and unexercisable Options held as at October 2, 2011.

(13)

Eric R. Lehman’s base salary was partially paid in U.S. dollars for fiscal 2011 due to his transfer to Charleston, South Carolina and amounted to a total of $353,323. All U.S. dollars were converted to Canadian dollars using an exchange rate of $1.0389.

3.2.6	Employment and Change of Control Agreements

3.2.6.1	Employment Agreements

The Corporation has entered into employment agreements (the “Employment Agreements”) with each of the Named Executive Officers.

Payment

The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation’s policies.

Employment Term

The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six months’ written notice in the case of Mr. Chamandy and upon at least two months’ written notice in the case of Messrs. Sellyn, Masi, Hoffman and Lehman.

Provisions

Each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:

(i)

An amount equal to 36 months’ base salary in the case of Mr. Chamandy, 24 months’ base salary in the case of Messrs. Sellyn and Masi and 18 months’ base salary in the case of Messrs. Hoffman and Lehman (each a “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly instalments covering the applicable Termination Period. Following a review by Mercer of termination provisions among companies in the Proxy Reference Group, the employment agreements for Messrs. Hoffman and Lehman were amended in August 2011 to increase the Termination Period from 12 months to 18 months;

(ii)

In the case of Messrs. Chamandy and Sellyn, an amount equal to 36 months and 24 months, respectively, of the target annual bonus established under the annual incentive plan in effect at the time of termination;

(iii)	Continuation of group insurance benefits and executive medical benefits (except short-term and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier;

(iv)

Any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Termination Period pursuant to the annual incentive plan;

(v)

The right to exercise vested Options or redeem non performance linked RSUs pursuant to the LTIP within 180 days following termination of employment in the case of Mr. Chamandy and within 90 days following termination of employment in the case of Messrs. Sellyn, Masi, Hoffman and Lehman;

(vi)	The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above.

Position	Incumbent	Termination Provisions Value(1) (2) (3) (5)
President and Chief Executive Officer	Glenn J. Chamandy	$4,951,000
Executive Vice-President, Chief Financial and Administrative Officer	Laurence G. Sellyn	$4,509,000
Executive Vice-President, Manufacturing	Benito Masi	$760,000
President, Gildan Activewear SRL	Michael R. Hoffman(4)	$1,026,000
President, Gildan Retail	Eric R. Lehman(4)	$1,413,000

(1)	The termination values assume that the triggering event took place on September 30, 2011, the last business day of fiscal 2011.
(2)	Share/Option-based award values are calculated based on the closing price of the Common Shares on the TSX on September 30, 2011, the last trading day of fiscal 2011 ($27.20).
(3)

For fiscal 2011, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination.

(4)	All data for Michael R. Hoffman and Eric R. Lehman are in Canadian dollars. All U.S. dollar amounts were converted to Canadian dollars using an exchange rate of $1.0389.
(5)	Unvested Option and RSU values are calculated based on the assumption that the exercise or redemption occurs on October 2, 2011, regardless of the number of days allowed to exercise or redeem them.

Furthermore, the Employment Agreements provide that each Named Executive Officer may not, directly or indirectly, (i) solicit any of the Corporation’s customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Corporation’s products or (ii) induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Corporation’s employees, for a period equal to each Named Executive Officer’s Termination Period following such executive’s termination of employment with the Corporation.

3.2.6.2 Change of Control Agreements

In addition, the Corporation has entered into change of control agreements (the “Change of Control Agreements”) with each of the Named Executive Officers. Under such agreements, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Corporation until the earliest of:

(i)	365 days from the date of the potential change of control;

(ii)	His termination of employment by death or disability or, in the case of Messrs. Sellyn, Masi, Hoffman and Lehman, by death, disability or for cause; or

(iii)	His termination of employment by the Corporation without cause or by the executive with good reason.

The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the employment of the executive without cause, or if the executive terminates his employment for good reason, during a period of 24 months commencing on the date the change of control occurs, then the executive will be entitled to, subject to applicable withholdings:

(i)	His full base salary through the date of termination;

(ii)

An amount equal to 36 months’ base salary in the case of Messrs. Chamandy and Sellyn and 24 months’ base salary in the case of Messrs. Masi, Lehman and Hoffman (each 36-month and 24-month period herein referred to as a “Severance Period”);

(iii)	A one-time payment in lieu of the participation in the annual incentive plan during the applicable Severance Period;

(iv)

In the case of Mr. Chamandy, any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Severance Period pursuant to the annual incentive plan;

(v)

In the case of Mr. Chamandy, all outstanding Options and RSUs shall be deemed to have vested at the date of termination of the executive’s employment and the executive shall have the right to exercise such Options or redeem such RSUs within 180 days following the date of termination;

(vi)	In the case of Messrs. Sellyn, Masi, Hoffman and Lehman, the right to exercise vested options or redeem the portion of RSUs not linked to performance, in the manner set forth in the LTIP;

(vii)	Continuation of same level of insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier; and

(viii)	Any earned but unused vacation days.

Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one year following the change of control but at the latest two years following the change of control, then he will be entitled to the benefits mentioned in items (i) to (viii) above.

Save for Mr. Chamandy, upon the occurrence of transactions that would result in a change of control, no outstanding Options become exercisable or RSUs become redeemable at the time of the change of control unless otherwise determined by the Board of Directors prior to the occurrence of the change of control.

The following table shows estimated incremental payments triggered pursuant to a change of control of the Corporation in accordance with the change of control provisions described above as well as those set forth in the LTIP.

Position	Incumbent	Change of Control Provisions Value(1)(2)(6)
President and Chief Executive Officer	Glenn J. Chamandy (4)	$13,931,000
Executive Vice-President, Chief Financial and Administrative Officer	Laurence G. Sellyn	$5,342,000
Executive Vice-President, Manufacturing	Benito Masi	$1,110,000
President, Gildan Activewear SRL	Michael R. Hoffman(5)	$1,583,000
President, Gildan Retail	Eric R. Lehman(5)	$1,968,000

(1)	The termination values assume that the triggering event took place on September 30, 2011, the last business day of fiscal 2011.
(2)	Share/Option-based award values are calculated based on the closing price of the Common Shares on the TSX on September 30, 2011, the last trading day of fiscal 2011 ($27.20).
(3)

For fiscal 2011, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination.

(4)

For the President and Chief Executive Officer, all outstanding Options and RSUs shall be deemed to have vested at 100%, including Performance RSUs, in the event of termination following a change of control.

(5)	All data for Michael R. Hoffman and Eric R. Lehman are in Canadian dollars. All U.S. dollar amounts were converted to Canadian dollars using an exchange rate of $1.0389.
(6)	Unvested Option and RSU values are calculated based on the assumption that the exercise or redemption occurs on October 2, 2011, regardless of the number of days allowed to exercise or redeem them.

3.2.7	Performance Graph

3.2.7.1	Cumulative Value of a $100 Investment

The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on October 1, 2006 with the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends.

A significant portion of the Corporation’s revenues are generated in U.S. dollars and its financial statements are expressed in U.S. dollars. As such, an appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of the Corporation’s Canadian dollar denominated Common Shares.

	October 1,	September 30,	October 5,	October 4,	October 3,	October 2,
	2006	2007	2008	2009	2010	2011
Corporation (CDN$) - Total Return	$100	$145	$86	$74	$105	$101
S&P/TSX Composite Index Total Return (CDN$)	$100	$123	$97	$102	$118	$114

3.2.7.2	Cumulative Value of a US$100 Investment

The following graph compares the cumulative total shareholder return on an investment of US$100 in Common Shares made on October 1, 2006 with the cumulative total return of the S&P 500 Composite Index, assuming the reinvestment of all dividends.

	October 1,	September 30,	October 5,	October 4,	October 3,	October 2,
	2006	2007	2008	2009	2010	2011
Corporation (US$) - Total Return	$100	$163	$90	$77	$116	$107
S&P 500 Composite Index Total Return (US$)	$100	$116	$86	$82	$94	$94

The trend over the five-year period shows a peak in the cumulative total shareholder return in fiscal 2007, followed by a decline in fiscal 2008 and 2009 primarily due to the severe decline in global economic conditions. Total shareholder return increased again in fiscal 2010 and in the first half of fiscal 2011, but has declined since July 2011, reflecting weak industry demand and volatility in the cost of cotton.

Over the same five-year period, total direct compensation, which includes the grant date value of equity awards, declined from 2006 to 2007 due to a special one-time grant of Treasury RSUs made to a Named Executive Officer in 2006. Total direct compensation then grew steadily over the period from 2007 to 2010, reaching a peak in fiscal 2010 when the President and Chief Executive Officer received a special one-time equity award (see Section 3.2.4.1 entitled “Special One-Time Equity Award”).

It should be noted that total direct compensation may fluctuate year over year, not always following the trend in total shareholder returns, due to the following factors:

  Senior executives’ base salary adjustments are generally made to remain competitive with the Reference Groups and to reflect any changes in the scope of the executives’ responsibilities;
  Short-term incentive payouts are not directly linked to total shareholder return, they are based on underlying financial measures (i.e. EPS growth and ROA); and

  While long-term incentive grants are typically made at market-competitive target levels, occasional one- time equity grants may cause significant year-over-year fluctuations in total direct compensation. The value ultimately realized from long-term incentive awards depends on relative ROA performance (in the case of RSUs) and share price performance.
3.2.8	Summary

The Compensation and Human Resources Committee is satisfied that the Corporation’s current senior executive compensation policies, programs and levels of compensation as disclosed in Section 3.2 of this Circular are aligned with the Corporation’s performance and reflect competitive market practices. Members of the Compensation and Human Resources Committee will be available to answer questions relating to the Corporation’s executive compensation matters at the Meeting.

Submitted by the Compensation and Human Resources Committee on December 12, 2011.

Richard P. Strubel, Chairman
William D. Anderson
Robert M. Baylis
George Heller
Sheila O’Brien
James R. Scarborough

SECTION 4 – NORMAL COURSE ISSUER BID

On December 6, 2010, the Corporation launched a normal course issuer bid, for a twelve-month period, for a maximum of 1,000,000 Common Shares, representing approximately 0.8% of the total issued and outstanding Common Shares as at December 2, 2010. On November 30, 2011, the Corporation received the approval of the TSX for the renewal of the Corporation’s normal course issuer bid for a maximum of 1,000,000 Common Shares, representing approximately 0.8% of the total issued and outstanding Common Shares as at November 30, 2011. Any purchases under the renewed bid will be made during the period from December 6, 2011 to December 5, 2012, and will be made on the open market through the facilities of the TSX in compliance with its rules and policies, or through the facilities of the NYSE. The price to be paid will be the market price of the Common Shares on the stock exchange on which such Common Shares are purchased. Common Shares purchased under the bid will be cancelled. As at November 30, 2011, there were 121,410,406 Common Shares issued and outstanding.

In the event that, during the course of the normal course issuer bid, the Common Shares trade at a price range that does not adequately reflect their value in relation to the Corporation’s assets, business and future business prospects, the Corporation believes that the purchase of up to 1,000,000 of its outstanding Common Shares made under the normal course issuer bid will represent an appropriate use of the Corporation’s corporate funds, while still preserving its financing flexibility to pursue potential growth opportunities.

During the period from December 6, 2010 to December 5, 2011 inclusively, the Company purchased under its current normal course issued bid a total of 400,000 of its issued and outstanding Common Shares at a weighted average price of $25.63.

Shareholders may obtain copies of the notice of intention without charge by contacting the Corporation in writing or otherwise, to the attention of the Corporate Secretary.

SECTION 5 – RATIFICATION OF NEW EMPLOYEE SHARE PURCHASE PLAN

At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to approve the ordinary resolution ratifying Gildan’s new global employee share purchase plan (the “Global Plan”) adopted by the Board of Directors on November 30, 2011 on the recommendation of the Compensation and Human Resources Committee. The Global Plan will become effective upon receipt of the approval required from certain regulatory authorities and from the Corporation’s shareholders.

5.1	Background and Objectives of the Global Plan

The Global Plan replaces the Corporation’s former Canadian and U.S. employee share purchase plans, which had been in place since May 2000 (the “Former Plan”). The Former Plan had only been available to Gildan’s Canadian and U.S. employees. However, as the Corporation grew in size and scope, the eligibility criteria under the Former Plan no longer reflected the evolution of Gildan’s employee base and the increasing level of responsibility assumed by management in its various subsidiaries. It was in this context that the Compensation and Human Resources Committee recommended, and the Board of Directors approved, the adoption a new share purchase plan to provide Gildan’s employees located in Honduras, the Dominican Republic, Nicaragua and Barbados the opportunity, along with Canadian and U.S. employees, to participate in its ownership.

5.2	Summary of Global Plan

The flowing is a summary of the principal terms of the Global Plan.

5.2.1	Eligibility

The Global Plan provides an opportunity for all Canadian and U.S. citizens or residents who are full-time or regular part-time employees of the Corporation and its subsidiaries or affiliates to participate in its ownership. It further provides that the Corporation may, by way of schedules to the Global Plan, add terms and conditions applicable to participants other than U.S. and Canadian citizens or residents. As of the date of this Circular, employees of the Corporation who are residents or citizens of Honduras, Nicaragua, Dominican Republic and Barbados have been rendered eligible to participate in the Global Plan and schedules containing the specific terms and conditions applicable to such participants have been added to the Global Plan.

5.2.2	Contributions and Purchases of Shares

Eligible employees may contribute between 1% and 10% of their annual base salary for any given year toward the purchase of Common Shares. Employee contributions are deducted from payroll and paid over each month to a custodian. The custodian then uses the contributions to purchase Common Shares from Gildan’s treasury at a 10% discount to the market price and holds the Common Shares on behalf of each participant. For the purpose of the Global Plan, “market price” means, on any purchase date, the weighted average trading price per share of the Common Shares on the NYSE or, for Canadian citizens or residents, the TSX, for the five trading days immediately preceding the purchase date.

Of the 2,800,000 Common Shares originally reserved for issuance under the Former Plan, a balance of approximately 2,500,000 Common Shares remaining available for issuance has been transferred to and reserved for issuance under the Global Plan. This number is projected to be sufficient for several more years. As of December 12, 2011, the Common Shares reserved for issuance under the Global Plan represented approximately 2.1% of the issued and outstanding Common Shares of the Corporation.

The potential dilution resulting from the Global Plan together with all other Share Compensation Arrangements (as defined below in Section 5.2.6) is less than 10% of the outstanding Common Shares.

5.2.3	Dividends

Any dividends declared and paid on Common Shares held by the custodian on behalf of a participant will be used to purchase additional Common Shares at 100% of the market price.

5.2.4	Retention of Purchased Shares

A retention period of two years, or longer if required by local law, applies to all Common Shares purchased under the Global Plan.

5.2.5	Administration of the Global Plan

The Corporation assumes all the administration fees associated with the Global Plan, except for brokerage fees related to the withdrawal or sale of a participant’s Common Shares, which are payable by the participant.

5.2.6	Quantitative Limitations of the Global Plan

The Global Plan provides that (i) the number of Common Shares issuable to insiders of Gildan under the Global Plan and any other stock option or share unit plan, employee stock purchase plan or compensation or other incentive mechanism involving the issuance or potential issuance of securities of the Corporation, including the LTIP (a “Share Compensation Arrangement”) may not exceed, at any time, 10% of the total issued and outstanding Common Shares and (ii) the number of Common Shares issued to insiders of Gildan under the Global Plan or any Share Compensation Arrangement in a one-year period may not exceed 10% of the total issued and outstanding Common Shares.

The Global Plan further provides that no employee of the Corporation may be granted a right to participate in the Global Plan if immediately after such grant, such employee would own Common Shares and/or hold a right to purchase Common Shares representing 5% or more of the total combined voting power or value of all classes of the capital stock of the Corporation. In addition, the Global Plan provides that no participant who is a U.S. citizen or resident may be permitted to purchase Common Shares under the Global Plan or under any other employee share purchase plan of the Corporation which is intended to qualify under Section 423 of the U.S. Internal Revenue Code, at a rate that exceeds $25,000 of the fair market value of such stock for each calendar year in which such participant is eligible to purchase Common Shares under the Global Plan.

5.2.7	Amendment, Suspension or Termination of the Global Plan

The Global Plan includes an amendment provision that authorizes the Board to suspend or terminate the Global Plan and, subject to regulatory approval, to make certain amendments to its terms and conditions, including the following:

  Any amendment of a “housekeeping” or clerical nature or that would be required to clarify any provision of the Global Plan;
  Any amendment relating to the addition of terms and conditions applicable to participants who are not U.S. or Canadian citizens or residents;
  Any amendments required following a subdivision, consolidation, conversion or reclassification of the Common Shares;
  Any amendment to the schedules of the Global Plan required to ensure compliance of the Global Plan with applicable foreign laws or regulations; or
  Suspending or terminating the Global Plan.

Notwithstanding the foregoing, in no circumstance may the Board make the following amendments to the Global Plan without obtaining the approval of the shareholders of the Corporation:

  Any amendment to the number of Common Shares issuable under the Global Plan;
  Any change that would allow non-employee directors of the Corporation to participate in the Global Plan;
  Any amendment that would permit any rights under the Global Plan to be transferable or assignable other than by will or pursuant to the laws of succession;
  Any increase in the discount to the market price for the purchase of Common Shares; or
  Any amendments to the quantitative limitations described above that would be more favourable to a participant;
  Any change to the amendment provision other than amendments of a “housekeeping” or clerical nature or to clarify such provision.

5.2.8	Change or Termination of the Global Plan with Respect to a Participant

Participants may change their participation in the Global Plan by modifying the amount of or ceasing their contributions to the Global Plan by notifying the Corporation during determined periods, being from June 1 to June 30 and from December 1 to December 31 of each year. In addition, in the event a participant ceases to make contributions and fails to reinstate contributions to the Global Plan for a period of two years following such termination, participation in the Global Plan will automatically terminate.

In the event that a participant is no longer being paid by the Corporation (or a subsidiary or affiliate, as the case may be) due to an authorized period of absence such as, but not limited to, leave of absence, temporary layoff or disability, the contributions of such participant will be suspended until paid employment is resumed. Participants on parental leave may continue participation in the Global Plan during such period of parental leave provided they furnish the Corporation with cash payments equivalent to the contributions which would normally be deducted from such participants’ pay. If a participant does not resume employment within two years from any leave, layoff or disability, their participation in the Global Plan will automatically terminate.

In addition, death, retirement or termination of employment of a participant will automatically terminate such participant’s participation in the Plan within 90 days of the occurrence the event.

5.2.9	Rights Non-Assignable

The rights of a participant pursuant to the provisions of the Global Plan are not assignable.

5.3	Approval of the Resolution

The resolution in respect of the ratification of the Global Plan, the text of which is reproduced at Schedule “D” to this Circular, must be approved by at least a majority of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy in order for it to be adopted. The Corporation’s Board of Directors recommends that shareholders vote FOR the approval of the ordinary resolution.

Unless instructed otherwise, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of this ordinary resolution.

SECTION 6 – APPROVAL OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors, through its Compensation and Human Resources Committee, has spent considerable time and effort overseeing the implementation of Gildan’s executive compensation program and the Board is satisfied that this program is aligned with the Corporation’s performance and reflects competitive market practices. The Board is also committed to maintaining an ongoing engagement process with the Corporation’s shareholders by adopting effective measures to receive shareholder feedback.

In this light, the Board of Directors has decided to offer Gildan’s shareholders the opportunity to cast at the Meeting an advisory vote on the Corporation’s approach to executive compensation as disclosed in Section 3 of this Circular entitled “Disclosure of Compensation”. This section discusses the Corporation’s executive compensation philosophy, objectives, policies and practices and provides important information on the key components of Gildan’s executive compensation program. It explains how Gildan’s executive compensation program is based on a pay-for-performance approach that is aligned with the long-term interests of the Corporation’s shareholders.

The Board of Directors recommends that shareholders indicate their support for the Corporation’s approach to executive compensation disclosed in this Circular by voting FOR the advisory resolution (the full text of which is reproduced at Schedule “E” to this Circular). Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of this advisory resolution.

As this is an advisory vote, the Board of Directors will not be bound by the results of the vote. However, the Board will take the results of the vote into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future.

SECTION 7 – OTHER INFORMATION

7.1	Indebtedness of Directors and Senior Executives

As at December 12, 2011, no amount was owed to the Corporation by any of the current directors and senior executives, and former directors and senior executives of the Corporation, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Corporation, any of its subsidiaries or another entity as a counterpart for the indebtedness and no amount was forgiven during fiscal 2011.

7.2	Statement of Corporate Governance Practices

The Board of Directors considers first-class corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the Canadian securities regulators, the Corporation is required to disclose information relating to its system of corporate governance with reference to certain corporate governance standards adopted by the Canadian Securities Administrators (“CSA”) (the “CSA Standards”). The Corporation reviews and updates its corporate governance practices on an ongoing basis in order to best comply with and exceed the corporate governance requirements of Canadian securities regulators as well as the NYSE Corporate Governance Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation. The Corporation’s disclosure addressing each of the CSA Standards is set out in Schedule “A” to this Circular.

7.3	Additional Information

The Corporation is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form with such securities commissions. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation at Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec H3A 3J2 or at www.sedar.com, www.sec.gov or on Gildan’s website at www.gildan.com. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed fiscal year. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.

7.4	Shareholder Proposals for 2012 Annual Meeting

Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 15, 2012.

7.5	Approval of Management Proxy Circular

The contents and the sending of this Circular have been approved by the Board of Directors. Dated at Montréal, Québec, Canada, December 12, 2011.

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Corporation and we are committed to adopting and adhering to the highest standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at www.gildan.com, reflect this commitment and we revise these guidelines on an ongoing basis in order to respond to regulatory changes and the evolution of best practices.

As a Canadian reporting issuer with securities listed on the TSX and the NYSE, Gildan complies with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) as well as the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002. As a Canadian issuer, Gildan is exempt from complying with many of the NYSE Corporate Governance Standards (the “NYSE Standards”), provided that we comply with Canadian governance requirements. Except as summarized in our Annual Report on Form 40-F, which was filed with the U.S. Securities and Exchange Commission on December 9, 2011 and is available on www.sec.gov, our governance practices nevertheless comply with the NYSE Standards in all significant respects.

In January 2004, the CSA adopted Multilateral Instrument 52-110 (Audit Committees) and certain amendments were made to such instrument, effective June 30, 2005 (the “CSA Audit Committee Rules”). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Corporation complies with these rules. Reference is made to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Corporation dated December 9, 2011 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

In 2005, the CSA also adopted Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) (the “CSA Disclosure Instrument”) and National Policy 58-201 (Corporate Governance Guidelines) (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. We believe that Gildan’s corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.

Our Board of Directors has approved the disclosure of Gildan’s corporate governance practices described below, on the recommendation of the Corporate Governance Committee.

Independence of Directors

Majority of Directors are Independent

To better align the interests of the Board with those of Gildan’s shareholders, nine of the ten current members of the Board are “independent” within the meaning of the CSA Disclosure Instrument and they qualify as “independent directors” as that expression is defined in the NYSE Standards. Our independent Board members are Ms. Sheila O’Brien and Messrs. Robert M. Baylis, William D. Anderson, Russell Goodman, George Heller, Pierre Robitaille, James R. Scarborough, Richard P. Strubel and Gonzalo F. Valdes-Fauli. The only non-independent member of our Board is Glenn J. Chamandy, Gildan’s President and Chief Executive Officer. The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.

The following chart indicates the status of each director in terms of independence:

Director	Independent	Not Independent	Reason for Non-Independence
Glenn J. Chamandy		√	Mr. Chamandy is the President and Chief Executive Officer of the Corporation
Robert M. Baylis	√
William D. Anderson	√
Russell Goodman	√
George Heller	√
Sheila O’Brien	√
Pierre Robitaille	√
James R. Scarborough	√
Richard P. Strubel	√
Gonzalo F. Valdes-Fauli	√

Independent Chair of the Board

The Corporation’s Board is led by a non-executive Chairman, which we believe contributes to the Board’s ability to function independently of management. Robert M. Baylis has been a director of the Corporation since 1999. Mr. Baylis was first appointed as Lead Director in August 2003 and became the Chairman of the Board in August 2004. As Chairman of the Board, Mr. Baylis is responsible for overseeing the Board in carrying out its mandate, which includes overseeing that the Board’s duties and responsibilities are carried out independently of management. As Mr. Baylis is not standing for re-election at the meeting, having reached the mandatory retirement age under the Board’s formal retirement policy, the Board intends to appoint Mr. William D. Anderson as his successor in February 2012. Mr. Anderson is also an independent Board member and has been a director since May 2006.

No Interlocking Relationships

To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy whereby Board members are prohibited from serving together as directors on any outside boards of publicly-traded companies, unless authorized by the Board, in its discretion. None of the director nominees has served together as directors on any outside boards during the Corporation’s most recently completed fiscal year. The directorships of all director nominees, which include their directorships on other public companies, are described under Section 2.1.2 entitled “Nominees” in this Circular.

Conflicts of Interest

In accordance with applicable law and Gildan company policy, each director is required to disclose to the Board any potential conflict of interest he or she may have in a matter before the Board or a Committee thereof at the beginning of the Board or Committee meeting. A director who is in a potential conflict of interest must not attend any part of the meeting during which the matter is discussed or participate in a vote on such matter.

Formal Board Mandate

The Board has adopted a formal Board mandate, which is attached hereto as Schedule “B”. The mandate of the Board states that the Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of ensuring that management develops and implements plans to increase shareholder value. The Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board mandate is available on the Corporation’s website at www.gildan.com.

Board of Directors Fiscal 2011 Highlights
During fiscal 2011, the Board of Directors, in accordance with its mandate and working plan, accomplished the following:
Strategic Planning
•	Received quarterly updates from the President and Chief Executive Officer on the implementation of the Corporation’s long-term strategic plan
•	Held a special two-day meeting in Honduras to review and discuss the Corporation’s long-term strategic plan
•	Discussed the Corporation’s capital structure and utilization of cash, resulting in the declaration of a quarterly dividend and the renewal of the normal course issuer bid
Management Oversight
•	Received quarterly reports from management on the key aspects of the Corporation’s business and operations, including sales, supply chain, manufacturing, information technology and cotton and yarn purchasing
•	Reviewed and approved the Corporation’s acquisition of Gold Toe Moretz, a U.S.-based sock company, for approximately US$350 million
•	Reviewed and approved the increase of Gildan’s existing unsecured bank credit facility to US$800 million from US$400 million
•	Reviewed and approved the fiscal 2012 operating and capital budgets
•	Received monthly updates on the Corporation’s financial results
•	All Board members visited the Corporation’s manufacturing facilities in Honduras
Board Committees
•	Received quarterly reports from the Audit and Finance Committee on matters discussed at its meetings and recommendations for Board approval
•	Received quarterly reports from the Compensation and Human Resources Committee on matters discussed at its meetings and recommendations for Board approval
•	Received quarterly reports from the Corporate Governance Committee on matters discussed at its meetings and recommendations for Board approval
Board Matters
•	Set Board objectives for fiscal 2011 and reviewed its performance against those objectives

Formal Position Descriptions

The Board has adopted formal position descriptions for the Chairman of the Board and the Board Committee Chairs, as well as for the President and Chief Executive Officer.

Chairman of the Board

The position description of the Chairman of the Board states that his key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chairman to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group, which includes communicating with the Board on important issues in between meetings. The Chairman of the Board regularly reviews with the Corporate Governance Committee the size and composition of the Board and its Committees to promote efficient decision-making. The Chairman of the Board also acts as a liaison between the Board and management, which involves working with the President and Chief Executive Officer and the Corporate Governance Committee to oversee the development of corporate governance principles applicable to the Corporation.

Committee Chairs

The position descriptions of each Committee Chair provide that each Chair’s key role is to manage his or her respective Committee and ensure that the Committee carries out its mandate effectively. Like the Chairman of the Board, each Committee Chair is expected to provide leadership to enhance the Committee’s effectiveness and must oversee the Committee’s discharge of its duties and responsibilities. Committee Chairs must report regularly to the Board on the business of their Committee.

Mandate of the President and Chief Executive Officer

As is provided in the formal position description of the President and Chief Executive Officer, the Board expects the President and Chief Executive Officer and his management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented alternative plans and strategies for approval, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a Committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations, such as all material transactions.

The Compensation and Human Resources Committee, together with the Chairman of the Board and the President and Chief Executive Officer, develop each year goals and objectives that the President and Chief Executive Officer is responsible for meeting. The Compensation and Human Resources Committee and the Chairman of the Board evaluate the President and Chief Executive Officer’s performance in light of such goals and objectives and establish his compensation based on this evaluation. The corporate objectives that the President and Chief Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budgets as they are approved each year by the Board.

Election of Directors

The Board has adopted a policy forming part of its Corporate Governance Guidelines which provides that any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Board promptly following the shareholders’ meeting at which the director is elected. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. The Board will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting. The director who tendered his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. This policy applies only in the context of an uncontested election of directors, which is where the number of director nominees is the same as the number of directors to be elected and no proxy materials have been circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Committees of the Board

The Board has established three separate Board Committees, the Audit and Finance Committee, the Corporate Governance Committee and the Compensation and Human Resources Committee, and has delegated to each Committee certain responsibilities that are set forth in their respective formal mandates. The Committee mandates are available on the Corporation’s website at www.gildan.com.

Audit and Finance Committee

The Audit and Finance Committee is responsible for overseeing the Corporation’s financial reporting and for monitoring risk management, internal controls and internal and external auditors.

In its oversight of financial reporting, the Committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Corporation and accompanying information, including its MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The Committee is also required to review with management that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures. The Committee is also responsible for reviewing the financial information contained in the annual information form and other documents required to be disclosed publicly or filed with securities regulatory authorities in Canada or the United States. In addition, the Committee must review the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any management letter issued by the external auditors and any significant recommendations contained therein.

In its monitoring of risk management and internal controls, the Audit and Finance Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control over financial reporting. The Committee is also required to oversee the processes in place to identify business risks and opportunities and oversee the implementation of processes to manage such risks and opportunities.

In its monitoring of internal auditors, the Committee is responsible for ensuring that the head of internal audit has a functional reporting relationship with the Committee, for overseeing that internal audit has access to all levels of management and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget.

In its monitoring of external auditors, the Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence. The Committee is also in charge of overseeing all relationships between the external auditors and the Corporation, including determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services. The Audit and Finance Committee must oversee the direct reporting and accountability of the external auditors to the Committee and to the Board. The Committee is also required to directly oversee the external auditors and discuss with them the quality, and not just the acceptability, of the Corporation’s accounting principles.

Pursuant to the Committee’s mandate, the internal auditors and the external auditors will have at all times a direct line of communication with the Audit and Finance Committee. In addition, each meets separately with the Committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed. The Committee also meets separately with management at least once a quarter, and more frequently as required.

Because of the Audit and Finance Committee’s demanding role and responsibilities, the Committee’s mandate provides that the Chairman of the Board, together with the Corporate Governance Committee Chair, review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, then, as required by the NYSE Standards, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit and Finance Committee and either requires a correction to the situation or makes the required disclosure.

As required in its mandate, the Audit and Finance Committee is composed only of independent directors. The six current members of the Committee are Messrs. William D. Anderson (Chair), George Heller, Pierre Robitaille, Richard P. Strubel, Gonzalo F. Valdes-Fauli, and Russell Goodman, who joined the Committee in August 2011. The Board has determined that all members of the Audit and Finance Committee are “independent” and “financially literate” within the meaning of those terms pursuant to the CSA Audit Committee Rules and the NYSE Standards. In addition, the Audit and Finance Committee mandate requires the Chair of the Compensation and Human Resources Committee, Richard P. Strubel, to be a member.

Audit and Finance Committee Fiscal 2011 Highlights
During fiscal 2011, the Audit and Finance Committee, in accordance with its mandate and working plan, accomplished the following:
Financial Reporting
•	Monitored the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditor
•	Reviewed the Corporation’s annual and quarterly consolidated financial statements, including the Corporation’s MD&A disclosure and earnings press releases, prior to their release, as well as the financial information contained in other documents filed with securities regulatory authorities
•	Reviewed and approved the business acquisition report filed with Canadian and U.S. securities regulatory authorities in connection with the acquisition of Gold Toe Moretz
•	Received regular updates on the Corporation’s transition to International Financial Reporting Standards
•	Reviewed the Corporation’s Policy on Non-GAAP Measures and Acquisition-Related Charges
•	Reviewed the external auditors’ quarterly review engagement report
•	Reviewed the results of the fiscal 2011 external audit
•	Reviewed and approved amendments to the Corporation’s Disclosure Policy
Risk Management and Internal Controls
•	Received management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures, and systems of internal control over financial reporting and reviewed the report of the auditors thereon
•	Reviewed management’s action plans in response to prior internal audit recommendations and monitored the internal audit function’s performance, responsibilities, staffing and budget
•	Reviewed the Corporation’s insurance coverage
•	Received reports on the Corporation’s enterprise risk management program
•	Reviewed the Corporation’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices and interest rates
•	Received quarterly reports on employee complaints made through the Corporation’s whistleblowing hotline
Financing
•	Reviewing and recommending to the Board the approval of the increase of Gildan’s existing unsecured bank credit facility to US$800 million from US$400 million
External Auditors
•	Evaluated and monitored the qualifications, performance and independence of the Corporation’s external auditors, including representations by the external auditors describing their internal quality-control procedures
•	Reviewed the fees paid by the Corporation to the external auditors for all audit and non-audit services in accordance with its policies defining audit and permitted non-audit services provided by the external auditors
•	Discussed with the external auditors the quality, appropriateness and disclosure of the Corporation’s accounting policies
Committee Matters
•	Set Committee objectives for fiscal 2011 and reviewed its performance against those objectives

Corporate Governance Committee

The Corporate Governance Committee is responsible for monitoring the composition and performance of the Board and its Committees. The Committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs. The Committee also reviews annually the performance and effectiveness of the Board, its Committees, Committee Chairs and Board members. In addition, the Committee reviews and recommends improvements to the Corporation’s governance principles and monitors the disclosure of such principles.

In December 2009, in line with its continued commitment to corporate social responsibility, the Board enhanced its oversight of Gildan’s policies and practices with respect to corporate social responsibility matters, including environmental, labour, health and safety and sustainability issues, as well as community and other stakeholder relations, by amending the mandate of the Corporate Governance Committee to include this specific responsibility.

As required in its mandate, the Corporate Governance Committee is composed of only independent directors. The six current members of the Committee are Ms. Sheila O’Brien (Chair), Mr. Robert M. Baylis, Mr. Russell Goodman, Mr. Pierre Robitaille, Mr. James R. Scarborough and Mr. Gonzalo F. Valdes-Fauli.

Corporate Governance Committee Fiscal 2011 Highlights
During fiscal 2011, the Corporate Governance Committee, in accordance with its mandate and working plan, accomplished the following:
Composition and Performance of the Board and its Committees
•	Implemented the first phase of the Board Chair succession process
•	Discussed the size and composition of the Board and in particular, directors’ skills and Board diversity
•	Discussed best practices in director education
•	Conducted its annual review of the performance and effectiveness of the Board, the Board Committees, Committee Chairs and Board members, including the Chairman of the Board
Corporate Governance Matters
•	Monitored regulatory developments in corporate governance as well as best practices
•	Monitored advisory shareholder votes on executive compensation practices in Canada and recommended to the
Board to adopt such an advisory vote for the upcoming annual shareholders’ meeting
•	Reviewed and approved the Statement of Corporate Governance Practices included in this Circular
•	Received a report on compliance during fiscal 2011 with the Corporation’s Code of Ethics and Code of Conduct and other key company policies
Social Responsibility Matters
•	Received regular reports on the Corporation’s corporate social responsibility program and initiatives
Committee Matters
•	Set Committee objectives for fiscal 2011 and reviewed its performance against those objectives

Compensation and Human Resources Committee

The Compensation and Human Resources Committee is responsible for monitoring senior executives’ performance assessment, succession planning and overall compensation and reviewing the Corporation’s human resources practices generally. The Committee recommends the appointment of senior executives, including the terms and conditions of their appointment and termination, reviews the evaluation of their performance and recommends their compensation. Furthermore, the Committee oversees the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Corporation can attract, motivate and retain senior executives and personnel who exhibit high standards of integrity, as well as competence. In this regard, the Committee recommends to the Board executive compensation methods that tie an appropriate portion of senior executives’ compensation to both the short-term and longer-term performance of the Corporation and that take into account the advantages and risks associated with each compensation method. Finally, the Committee is responsible for developing a compensation philosophy and policy that rewards the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Corporation.

As required in its mandate, the Compensation and Human Resources Committee is composed only of independent directors. The six current members of the Committee are Mr. Richard P. Strubel (Chair), Mr. Robert M. Baylis, Mr. William D. Anderson, Mr. George Heller, Ms. Sheila O’Brien and Mr. James R. Scarborough. None of the members of the Committee is an acting chief executive officer of another company. In addition, the Compensation and Human Resources Committee mandate requires the Chair of the Audit and Finance Committee, William D. Anderson, to be a member. The Board believes that the Committee collectively has the knowledge, experience and background required to fulfil its mandate (see Section 3.2.1.1 entitled “Compensation and Human Resources Committee” for more information on each Committee member’s skills and experience that is relevant to serving on the Committee).

Compensation and Human Resources Committee Fiscal 2011 Highlights
During fiscal 2011, the Compensation and Human Resources Committee, in accordance with its mandate and working plan, accomplished the following:
Compensation Program
•	Reviewed and approved the corporate performance factor for the fiscal 2011 short-term incentive compensation for senior management and set the target for fiscal 2012
•	Examined each element of executive compensation to confirm that it rewards the creation of shareholder value and reflects an appropriate balance between the short-term and longer-term performance of the Corporation
•	Reviewed the total five-year compensation and benefits for senior executives in relation to corporate performance and share value creation
•	Reviewed and approved the Committee’s Report on Executive Compensation included in this Circular
•	Reviewed and approved the adoption of a new Employee Share Purchase Plan
•	Received regular reports on employee turnover and health and safety matters
•	Reviewed and approved amendments to the Executive Share Ownership Policy
Organizational and Succession Planning
•	Reviewed the status of organizational capacity, planning and development to support the Corporation’s strategic business plan
•	Reviewed the succession plans for the CEO and other senior executives, including the processes to identify, develop and retain the talent of outstanding personnel
CEO Performance Assessment and Compensation
•	In collaboration with the Board, the Committee reviewed the performance goals and objectives of the CEO for fiscal 2011, evaluated the CEO’s performance in light of those goals and objectives and recommended for approval to the independent members of the Board the CEO’s compensation
Committee Matters
•	Set Committee objectives for fiscal 2011 and reviewed its performance against those objectives

Board and Committee Meetings

Working Plans

The Board and its Committees have each developed a working plan that lists and allocates to particular meetings the duties deriving from the Board and Committee mandates, allowing the Board and Committees to plan and monitor the fulfilment of their respective mandates throughout the year. If during the course of the year events or circumstances require Board or Committee action or consideration, additional meetings are called.

Meeting Attendance

The Corporation expects its directors to commit sufficient time and effort to its business and encourages all directors to attend as many meetings of the Board and its Committees as possible. Board and Board Committee meeting dates are set at least two years in advance and are reviewed periodically to optimize director attendance. In fiscal 2011, all of the directors had perfect attendance records for the regularly-scheduled meetings of the Board and the Committees on which they sit, with non-attendance being limited to special Committee meetings that had been scheduled during the course of the year. In addition to attending all meetings of the Board and the Committees on which they sit, directors are encouraged to attend and in practice do attend other Committee meetings.

The following table provides the record of attendance by each director at meetings of the Board and its Committees during fiscal 2011:

Record of Attendance by Directors for the Fiscal Year Ended October 2, 2011
			Board Committees
Directors	Board of Directors 9 Meetings		Audit and Finance 5 meetings		Corporate Governance 4 meetings		Compensation and Human Resources 5 meetings		Overall Committee Meeting Attendance		Overall Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
Robert M. Baylis	9/9	100	-	-	4/4	100	5/5	100	9/9	100	18/18	100
William D. Anderson	9/9	100	5/5	100	-	-	5/5	100	10/10	100	19/19	100
Glenn J. Chamandy(1)	9/9	100	-	-	-	-	-	-	-	-	9/9	100
Russell Goodman	7/7	100	2/2	100	3/3	100	-	-	5/5	100	12/12	100
George Heller	9/9	100	5/5	100	-	-	5/5	100	10/10	100	19/19	100
Sheila O’Brien	9/9	100	-	-	4/4	100	5/5	100	9/9	100	18/18	100
Pierre Robitaille	9/9	100	5/5	100	4/4	100	-	-	9/9	100	18/18	100
James R. Scarborough	9/9	100	-	-	4/4	100	4/5	80	8/9	89	17/18	94
Richard P. Strubel	9/9	100	5/5	100	-	-	5/5	100	10/10	100	19/19	100
Gonzalo F. Valdes-Fauli	9/9	100	4/5	80	4/4	100	-	-	8/9	89	17/18	94

(1)

As President and Chief Executive Officer of the Corporation, Mr. Chamandy is not a member of any Board Committee, but he attends Committee meetings as a non- voting participant at the invitation of the Committee Chairs.

In Camera Sessions

To maintain independence from management, the independent Board members meet at each quarterly and special Board meeting, without the presence of management and under the chairmanship of the independent Chairman of the Board. Nine in camera sessions were held since the beginning of the Corporation’s most recently completed fiscal year. Similarly, each Committee holds separate sessions without management present under the chairmanship of its Committee Chair at each quarterly and special Committee meeting. The Audit and Finance Committee and the Compensation and Human Resources Committee each held five in camera sessions during fiscal 2011 and the Corporate Governance Committee held four.

Code of Ethics and Code of Conduct

In July 2010, the Board of Directors, on the recommendation of the Corporate Governance Committee, approved amendments to the Corporation’s Code of Ethics and Code of Conduct (the “Code of Ethics”). The Code of Ethics was amended in order to ensure that it continues to both reflect Gildan values and ethical standards as well as serve as a framework in guiding the Corporation’s operations and business practices throughout the world. The Code of Ethics is accessible on the Corporation’s website at www.gildan.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.

The Code of Ethics is applicable to all Gildan directors, officers and employees and has been developed to serve as a guide to help employees make decisions that are consistent with Gildan’s core values and principles. The Code of Ethics addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality of corporate information, protection and use of corporate assets and opportunities, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, compliance with laws and reporting of unethical or illegal behaviour. No waiver has ever been granted to a director or executive officer in connection with the Code of Ethics. The Corporate Governance Committee is responsible for monitoring compliance with the Code of Ethics. The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired. In addition, the Corporation conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.

In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Procedures for Reporting by Employees of Complaints and Concerns Regarding Questionable Acts and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non-employees with a mechanism for reporting unethical or questionable acts by the Corporation or employees thereof. See the Corporation’s website at www.gildan.com.

In addition, interested parties may communicate confidentially with the Chairman of the Board or with non-management directors as a group regarding any concerns by mail at the address of the Corporation’s head office at Tour KPMG, 600 de Maisonneuve West, Montréal, Québec, Canada, H3A 3J2, or by e-mail, care of the Corporate Secretary, at corporate.governance@gildan.com.

Board Performance Assessment

On an annual basis, the Corporate Governance Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board Committees, Committee Chairs and individual directors. Questionnaires are distributed to each director for the purpose of (i) evaluating the Board’s responsibilities and functions, its operations, how it compares with boards of other companies on which the directors serve and the performance of the Board’s Committees and (ii) inviting directors to make suggestions for improving the performance of the Chairman of the Board, Committee Chairs and individual directors. The results of the questionnaires are compiled by the Corporate Secretary on a confidential basis to encourage full and frank commentary. In addition, each year the Chairman of the Board formally meets with each director individually to engage in a full and frank two-way discussion of any and all issues which either may wish to raise.

The results of the questionnaires as well as any issues raised during individual interviews are presented and are discussed at the next regular meeting of the Corporate Governance Committee. Based on the outcome of the discussion, the Corporate Governance Committee Chair then presents to the Board the Committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its Committees.

Director Selection

Skills and Experience of Directors

The Corporate Governance Committee is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors. The Committee uses a skills matrix to assist with reviewing the skills and experience of director candidates as well as the Board as a whole. The matrix outlines the desired complement of qualifications, attributes, skills and experience that are important to and necessary for the proper functioning of the Board. The matrix includes industry specific experience and business expertise, such as apparel, textile, retail, finance, sales, marketing, manufacturing, international business and markets, human resources, board experience, and others. These areas of expertise are intended to dovetail with general qualifications and attributes the Committee seeks in all Board members and candidates, such as high personal and professional ethics and integrity, practical wisdom, senior executive leadership, strategic insight, sound business judgement, a willingness to devote the required amount of time to carry out the duties and responsibilities of Board service, and a willingness to represent the best interests of the Corporation.

The skills matrix is reviewed annually by the Corporate Governance Committee to reflect its assessment of the Board’s current needs and the Corporation’s strategic priorities. While the skills matrix is an important tool for the Committee to use to identify skills gaps on the Board and to assist in its search for new candidates, the Committee does not limit itself to considering only the specific areas of expertise or attributes in selecting Board members. The Committee also seeks to achieve a mix of members who represent a broad diversity of backgrounds and perspectives and, in that regard, the Committee may consider other factors, including race, gender, geography, industry experience and personal experience, to ensure that the Board is comprised of a diverse membership.

In addition to the skills matrix, the Committee maintains an evergreen list of potential directors whose skills complement the Board and who are potential candidates to join the Board if the individual is available when an opening arises.

Nomination of Directors

Once the Corporate Governance Committee identifies candidates qualified to become Board members, the Committee recommends to the Board such candidates for election at the next annual meeting of shareholders. Before making a recommendation on a new director candidate, however, the Chairman of the Board and different Committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on the Board. In certain circumstances, the Committee may also retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.

Board Succession Planning

As disclosed in last year’s proxy circular, the Board is in the process of implementing a succession plan for the Chairman of the Board and the Chair of the Compensation and Human Resources Committee, who will be retiring in 2012 and 2013 respectively, having reached the mandatory retirement age under the Board’s formal retirement policy. In order to support the Board succession planning process and to ensure a smooth transition from the retiring directors, including maintaining critical Board skills and competencies, three new and highly qualified directors have joined the Board since December 2009. In addition, the Corporate Governance Committee, in consultation with the Chairman of the Board, has recommended that Mr. William D. Anderson, an experienced and highly respected Board member who currently serves as the Chair of the Audit and Finance Committee, assume the role of Chairman of the Board upon Mr. Baylis’ retirement in February 2012. Finally, in order to ensure a smooth transition from the current Chair of the Compensation and Human Resources Committee to his successor, the Board has requested and Mr. Strubel has accepted, that he remain as Chair of the Committee for one additional year as an exception to the formal retirement policy.

Review of Other Commitments

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, Gildan’s Corporate Governance Guidelines require such director to offer a letter of resignation to the Corporate Governance Committee. The Committee will recommend action to be taken regarding the resignation offer, based on the circumstances of retirement, if that is the case, or in the case of a new position, the responsibility and type of position, and industry involved. Directors are encouraged to limit the number of other boards on which they serve. Directors are required to advise the Chairman of the Board and the Corporate Governance Committee Chair before accepting an invitation to serve on another public company board.

Director Orientation and Continuing Education

Orientation

The Corporate Governance Committee is responsible for developing, monitoring and reviewing the Corporation’s orientation and continuing education programs for directors. New directors are provided with an extensive information package on the Corporation’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. Also, new directors meet individually with the President and Chief Executive Officer and other senior executives to discuss these matters.

The Board ensures that prospective candidates fully understand the role of the Board and its Committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Corporation expects of its directors.

Continuing Education

The Chairman of the Board, in consultation with the Corporate Governance Committee, monitors and reviews the Corporation’s continuing education programs for directors and ensures that Board members have access to education and information on an ongoing basis and as required. To facilitate ongoing education of the Corporation’s directors, the Committee will periodically canvass the directors to determine their training and education needs and interests and arrange trips to various facilities and operations. Each of the current Board members has visited Gildan’s principal manufacturing hub in Honduras and, with the exception of Mr. Goodman, who joined the Board of Directors in December 2010, each of the Board members has also visited the Corporation’s manufacturing hub in the Dominican Republic, as well as its retail distribution centre located in the United States. During these trips, Board members are given the opportunity to interact with local 54 management to gain a better understanding of Gildan’s operations first-hand. Local management make presentations to the Board members on a range of topics that are relevant to the local operations and Board members are taken on extensive tours of the facilities.

The Corporate Governance Committee also reviews information on available external educational opportunities and ensures that directors are aware of such opportunities. In order to encourage directors to attend external education sessions, the Corporation reimburses each director up to a pre-determined amount each year to cover expenses associated with attendance at such sessions.

In addition, senior management makes regular presentations to the Board and its Committees to educate them and keep them informed of developments within the Corporation’s main areas of business and operations, as well as on key legal, regulatory and industry developments. Directors attend an annual strategic planning meeting, where management presents the Corporation’s long-term strategic plan. Directors are also provided with extensive Board and Board Committee materials at least one week in advance of regularly-scheduled meetings. Directors each receive all Committee materials and are encouraged to attend, and in practice do attend, all Committee meetings even if they are not a member. Directors also receive periodic updates between Board meetings on matters that affect the Corporation’s business. Finally, Board members have full access to the Corporation’s senior management and employees.

Director and Officer Compensation

Process

The compensation of the directors and senior executives is determined annually by the Board based on the reviews and recommendations of its Corporate Governance and Compensation and Human Resources Committees, respectively. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior executives and serves to align the interests of the directors and senior executives with the interests of the shareholders of the Corporation. See Section 3.1 entitled “Remuneration of Directors” in this Circular for information about the compensation received by outside directors and Section 3.2 entitled “Compensation of Executive Officers” for information about the compensation received by the Named Executive Officers.

Compensation Consultant

During fiscal 2011, the Compensation and Human Resources Committee retained the services of Mercer to review the competitiveness and appropriateness of compensation programs for the President and Chief Executive Officer, the Named Executive Officers and other senior executives of the Corporation, as well as to provide advice on the appropriateness of the Executive Share Ownership Policy and the termination provisions for senior executives. Mercer also provided the Committee with ad hoc analytical and advisory support on other matters relating to executive compensation. In addition, the Corporation retained Mercer in fiscal 2011 to provide compensation surveys, advice on the Corporation’s salary structure and compensation policy, as well as pension and benefits due diligence support relating to a strategic corporate acquisition. Fees paid to Mercer for executive compensation-related services and all other services provided during fiscal 2011 and 2010 are disclosed in the Circular in Section 3.2.1.2 entitled “Compensation Consultant”.

The mandate of the Compensation and Human Resources Committee requires that all services provided to the Corporation by Mercer (or any other independent firm retained by the Committee) must be pre-approved by the Committee so as to ensure that Mercer’s objectivity as advisor to the Committee is not compromised.

Audit Committee Disclosure

The CSA Audit Committee Rules require issuers to include the mandate of their audit committees and disclose information with respect to the composition, education and experience of the members of their audit committee, as well as fees paid to external auditors in the annual information form. For more information regarding Gildan’s Audit and Finance Committee, please refer to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Corporation dated December 9, 2011 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

Risk Management

Effective risk oversight is an important priority for the Board. The Board has implemented a risk governance framework to:

  understand critical risks in the Corporation’s business and strategy;

  allocate responsibilities for risk oversight among the full Board and its Committees;

  oversee the systems in place to identify and manage business risks and opportunities; and

  foster an appropriate culture of risk awareness.

The Board implements its risk oversight function both as a whole and through its Committees. The Audit and Finance Committee oversees both the processes in place to identify business risks and opportunities and the implementation of processes to manage such risks and opportunities. The Committee also oversees risks related to the Corporation’s financial statements, the financial reporting process and accounting matters. Similarly, the Compensation and Human Resources Committee oversees the implementation of measures to tie an appropriate portion of executive compensation to both the short-term and longer-term performance of the Corporation, taking into account advantages and risks associated with different compensation methods.

While the Board oversees risk management, it is Gildan’s management that is charged with managing risk. Management has implemented a formal enterprise risk management program that is designed to identify and manage the Corporation’s key risks on an ongoing basis. The Audit and Finance Committee receives regular quarterly updates from management on its risk management process and initiatives. In addition, once a year, management presents to the Board, in connection with its long-term strategic plan, an analysis of each of the key risks that could increase the variability of the plan.

CEO and Executive Succession Planning

The Board of Directors, in collaboration with the Compensation and Human Resources Committee, oversees the Corporation’s talent management process, which includes succession planning for the Chief Executive Officer and the other key management positions. The Board formally addresses succession planning at least once a year during a private session with the President and Chief Executive Officer. At the meeting, the President and Chief Executive Officer presents to the Board his succession plan, as well as the succession plans of each of the executive officers. The Board assesses whether there is a readiness to fill potential vacancies with qualified people by discussing the qualifications required for the key positions, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

* * * * * * *

SCHEDULE “B”

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board decisions.

From time to time, the Board may formally adopt and review mandates for its committees and may, in addition, delegate certain tasks to its committees. However, such mandates and delegation of tasks do not relieve the Board of its overall responsibilities.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1.	Membership and Quorum

The Board is composed of a minimum of 5 and a maximum of 12 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.	Frequency of Meetings

at least four times a year and as necessary.

3.	Mandate

The responsibilities of the Board include the following:

(a) With respect to strategic planning

approving the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks;

approving and monitoring the implementation of the Corporation’s annual business plan;

advising management on strategic issues.

(b) With respect to human resources and performance assessment choosing the Chief Executive Officer (“CEO”) and approving the appointment of other senior officers of the Corporation;

approving the CEO’s corporate objectives;

monitoring and assessing the performance of the CEO and of the other senior officers of the Corporation and approving their compensation, taking into consideration Board expectations and fixed objectives;

overseeing measures to tie an appropriate portion of the CEO’s and the other officers’ compensation to both the short-term and longer-term performance of the Corporation, taking into account advantages and risks associated with different compensation methods;

overseeing the processes for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

monitoring management and Board succession planning process;

monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

approving the list of Board nominees for election by shareholders.

(c)	With respect to financial matters and internal control

monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

overseeing the external auditors’ independence and qualifications;

reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

overseeing the performance of the Corporation’s internal audit functions;

approving operating and capital budgets, the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

reviewing the Corporation’s plans for the purchase of cotton;

determining dividend policies and procedures;

overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

monitoring the Corporation’s internal control and management information systems;

monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

reviewing at least annually the Corporation’s disclosure policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

	(d)	With respect to corporate governance matters

taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure of these measures;

adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Code of Conduct (the “Codes”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Codes and the Policies, approving any waiver from compliance with the Codes or the Policies for directors and officers and the appropriate disclosure of any such waiver;

overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

adopting and reviewing orientation and continuing education programs for directors.

	(e)	With respect to environmental and social responsibility practices monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

4.	Method of Operation

meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every second year, or more frequently as needed, to review the Corporation’s long-term strategic plan;

the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

independent directors meet without management and other non-independent directors present, under the oversight of the Chairman of the Board, at each regularly-scheduled meeting or more frequently as needed;

in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings;

the Board evaluates the adequacy of its mandate on an annual basis;

the Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

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SCHEDULE “C”

EQUITY INCENTIVE PLAN

The LTIP was first implemented in 1998 for the grant of Options and was subsequently amended to, among others, allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs to senior executives and key employees of the Corporation and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its senior executives and key employees. The LTIP is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.

A total of 6,000,316 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTIP (the “Total Reserve”). Should further Common Shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at December 12, 2011, the Total Reserve represents 4.9% of the issued and outstanding Common Shares of the Corporation. Of the Total Reserve, 2,337,762 Common Shares remain available for grants of Options and Treasury RSUs as at December 12, 2011.

Options

Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTIP. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Corporation during which directors, officers and certain employees cannot trade the securities of the Corporation) or within ten days after the end of such blackout period, in which case the period for exercising Options is extended for a maximum of ten business days. As at December 12, 2011, an aggregate of 1,140,824 Options are outstanding, representing 0.9% of the issued and outstanding Common Shares of the Corporation.

Treasury RSUs

Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive Common Shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at December 12, 2011, an aggregate of 835,804 Treasury RSUs are outstanding, representing 0.7% of the issued and outstanding Common Shares of the Corporation.

Non-Treasury RSUs

Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Corporation will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market and/or pay to the Non-Treasury RSU holder an amount in cash in lieu of Common Shares calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at December 12, 2011, an aggregate of 564,748 Non-Treasury RSUs are outstanding.

Other LTIP Features

The LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, in any one year period, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person.

The terms of the LTIP also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTIP will vest or expire early as follows:

Reason for Termination	Options	Treasury and Non-Treasury RSUs
		Portion Subject to Performance Objectives(2)	Portion Not Subject to Performance Objectives
Dismissal for Cause	Immediate expiry.	Immediate expiry.	Immediate expiry.
Resignation	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.	Immediate expiry.
Dismissal Without Cause	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.	This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.
Death	Options exercisable at such date may be exercised within a period of 12 months thereafter.	This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the date of death.	This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period.
Permanent Disability	Options exercisable at such date may be exercised within a period of 12 months thereafter.	This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.	This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period.
Retirement	Options exercisable at such date may be exercised within a period of 12 months thereafter.	This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.	This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

(1)	Or, in the case of Non-Treasury RSUs, at the Corporation’s option, the cash equivalent.
(2)	This portion of an award will expire on the vesting date if the performance objectives have not been attained.

In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to the occurrence thereof. The LTIP further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.

The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.

The LTIP further provides that the Board of Directors may amend the LTIP, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The LTIP allows the Board of Directors to make the following amendments without shareholder approval:

(i)	an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of a RSU award;

(ii)	an amendment to postpone the expiry date of an Option or the vesting date of a RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

(iii)

any changes or corrections to the LTIP which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)	suspending or terminating the LTIP.

Shareholder approval is required for certain other amendments, such as:

(i)	an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the LTIP;

(ii)	an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

(iii)	an amendment to extend the term of Options or RSU awards granted under the LTIP beyond their original expiry date;

(iv)	a change to the class of persons eligible for grants of Options or RSUs under the LTIP; and

(v)	an amendment to the LTIP to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTIP.

Finally, in furtherance of Canadian tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Corporation with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises Options or receives cash and/or Common Shares further to the vesting of RSUs.

SCHEDULE “D”

RESOLUTION

RATIFICATION OF THE EMPLOYEE SHARE PURCHASE PLAN

RESOLVED:

THAT the Employee Share Purchase Plan dated November 30, 2011, substantially as described in the Management Proxy Circular of the Corporation dated December 12, 2011 and providing for issuance of up to 2,500,000 Common Shares, be and it is hereby, ratified; and

THAT any officer or director of the Corporation be, and each is hereby authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all applicable securities laws and regulations.

SCHEDULE “E”

RESOLUTION

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED:

THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular dated December 12, 2011 delivered in advance of the annual meeting of shareholders of the Corporation on February 9, 2012.